
07070585

2006

National Presto Industries, Inc.

Annual Report



50 Years
revolutionizing
electric cooking


1956

TABLE OF CONTENTS



SEC MAIL PROCESSING
RECEIVED
OCT 15 2007
WASH. D.C.
186
SECTION

COVER STORY

National Presto Industries, Inc.

The small appliance business is better known for fads that come and go, than for products with longevity. Yet, fifty years after its introduction, the Control Master® heat control (along with the skillets, griddles, and multi-cookers it accompanies) continues to be a major part of the Company's product portfolio. Over the years, the control's external appearance has been modified, but its basic internal design remains largely unchanged.

As the second in a series of anniversary stories, this year's cover pays tribute to the golden anniversary of the Control Master® heat control. Shown on the cover are the original and the 2006 models of the control.

The Company first introduced the detachable Control Master® Heat Control in 1956. Billed as a "veritable stove that fits in the palm of the hand," the control was shipped with each of the Presto® skillets, griddles, and multi-cookers sold that year.

The Control Master® was a true revolutionary break through with multiple benefits beyond its foremost function—providing precision control of the cooking process from simmer to 400 degrees Fahrenheit. For the first time, the homemaker was completely freed from the stove—she could literally cook a meal in any location that had an electric outlet. Each of the control's complementary products was styled as an attractive serving piece as well as a cooking appliance. With the control detached, the meal could be directly served from the cooking appliance at the table without even a hot pad, as the product's legs acted as a heat barrier to enable the product to be placed on any surface. Best of all, with the control removed, the cooking appliance was completely immersible, even dishwasher safe, for easy and thorough cleaning.

FINANCIAL HIGHLIGHTS

(In thousands except per share data)

YEARS ENDING DECEMBER 31,	2006	2005	2004
Net sales	$304,681	$184,565	$158,956
Net earnings	$ 27,960*	$ 16,417*	$ 15,441*
Weighted average common and common equivalent shares outstanding	6,831	6,827	6,823
Net earnings per common share	$ 4.09*	$ 2.40*	$ 2.26*
Dividends per common share	$ 2.12	$ 1.67	$ 1.17
Stockholders' equity per common share outstanding	$41.04	$39.04	$38.33

** 2006 net earnings reflect a research and development tax credit which served to increase earnings by $1,201,000 ($0.18 per share) covering the period 2002 through 2006. It was offset in part by a goodwill write off stemming from its Absorbent Products segment of $309,000 ($0.05 per share), net of tax.*

For 2005, goodwill for the Absorbent Products segment was deemed impaired because of the declining profitability experienced by one of the reporting units in the segment. This resulted in a reduction of earnings of $2,550,000 ($0.37 per share), net of tax.

For 2004 the net effect of the reversal of the LIFO reserve resulted in a net comparative earnings decline of $2,695,000 or $0.40 per share which was in part offset by the absence of the $1,137,000 ($0.17 per share) plant closing charge taken in 2003. The impact of the pension termination resulted in a net comparative earnings decline of $1,371,000 or $0.20 per share.

In the 2005 centennial annual report, three events were predicted to have an enormous impact on 2006. Those events were 1) The federal judge's ruling requiring the Company to register as an investment company, 2) the award of the 40mm systems contract to the Company's Defense Segment under which product shipments were scheduled to begin during the second half of 2006, and 3) the acquisition of the assets of Amron L.L.C., an Antigo, Wisconsin defense manufacturer of cartridge cases used in medium caliber (20-40mm) ammunition. The prediction proved to be 100% accurate.

In most years, the Company's sales and earnings would be the focus of the report, particularly in a year as successful as 2006. That success, however, was largely overshadowed by the first of the events, the investment company matter ruling. The judge's decision triggered a chain reaction which ultimately led to the withdrawal of the Company's public accountants' certification of three years of financial statements; the resignation of those auditors; a massive and time consuming re-audit of the past; the resulting inability to file the 2006 Form 10-K annual report on a timely basis and in turn the potential threat of the delisting of the stock; and finally the restatement of financial information dating back to January 1, 2003. Accordingly, although it is unusual in letters of this kind to mention, much less describe in detail, that which occurred in a subsequent year, it is appropriate in the case of 2006 to make an exception.

The nine year saga of the Investment Company Matter finally came to an end on August 13, 2007. It began in 1999 with an investigation by the staff of the Securities and Exchange Commission (SEC). The SEC subsequently filed a suit in federal district court in July 2002 alleging that the Company was an investment company from 1994 to 2002. During fourth quarter 2005, the federal district judge granted the SEC's motion for summary judgment and required the Company to register under the Investment Company Act. The Company filed a notice of appeal from the decision. As it was barred from operating in interstate commerce, it had no choice but to register under the Act. It did so under protest on December 27, 2005 and then filed an application to deregister the following month. The Company's and the SEC staff's appeal briefs were all submitted to the Court by June 2006 and oral argument was heard in September 2006. Eight months later, on May 15, 2007, the appellate court reversed the lower court, concluding that the Company was not and had never been an investment company. It ruled that the Company was free to drop its registration under the Investment Company Act and operate under the Securities Exchange Act of 1934 whether or not the SEC gave formal approval to that step. The decision was final on August 13, 2007 when the SEC failed to pursue its options to either secure a reconsideration *en banc* of the appellate court's decision or petition the Supreme Court for a writ of *certiorari*.

Unfortunately, the impact of the litigation did not end with the court's favorable decision. During the appellate period, the question arose as to how the Company was to present its financial statements. Was it to use the traditional annual operating company statements or the mutual fund format which required semi-annual reporting? It was the Company's understanding from its outside counsel, that the Company was to continue to use the operating company format. At the time the Company filed its 2005 annual report, discussions were ongoing between counsel and the SEC staff concerning the staff's request, first made in February 2006, that consideration be given to supplementing the financial statements via footnote with mutual fund type statements. The discussions revolved around multiple questions that the Company's then public accountants, Grant Thornton, had raised, which in turn were posed by the Company's counsel to the SEC's staff. These questions concerned the methodology to be used to report assets and earnings of a company that was so clearly structured as an operating company using inapplicable investment company accounting criteria. Three weeks after the 2005 annual report was filed, the SEC wrote letters to both the Company and Grant Thornton, maintaining that the footnote was a requirement and all but demanded that Grant Thornton withdraw its opinion which it did almost immediately thereafter. Shortly after the withdrawal of its opinion, representatives of Grant Thornton met with the Company's board of directors and expressed concern about the ability of the Company's accountants to develop auditable investment company financials for the footnote. It did, however, agree to provide criteria as to what it would require from the Company before it would be comfortable accepting an engagement to audit the footnote. Eight days after the meeting, Grant Thornton, without providing the promised criteria, withdrew from the engagement.

Given the litigation with the SEC and the confusion over the investment company footnote, finding a public accounting firm even willing to consider undertaking the audit was a challenge. The Company ultimately located two firms. It entered into an engagement for the performance of its audit work with one (Virchow Krause & Company, LLP) and its tax work with the other (BDO Seidman, LLP).

In September 2006, representatives of the Company met with the SEC staff to secure clarification of the investment company footnote requirement. The staff provided limited clarification, however, did note that only 2005 was involved and that for 2005, the footnote was to cover the five day period from the filing date, December 27, through

December 31, 2005, a time span during which the business was largely shutdown to take inventories and during which no material activity had occurred.

Based on a letter that Grant Thornton had sent when it withdrew from the engagement, both the Company and its new auditors understood that the audit engagement would cover 2005 and 2006, as Grant Thornton had outlined a procedure under which it would provide consent to the use of its opinions from its 2003 and 2004 audits. When pursuant to that letter, consents were requested, Grant Thornton stated without any substantive explanation that no consent would be given for the earlier years, placing the new auditor in the position of having to reaudit 2003 and 2004, as well as 2005. Given the number of years under audit, and the need for investment company footnotes for 2005 and 2006, it was clear that the annual report for 2006 would not be completed by the normal mid-March time-frame, which was also the New York Stock Exchange's deadline for filing an annual report. Failure to file on a timely basis potentially jeopardizes a company's exchange listing. There is an automatic six month grace period. After that, the Exchange has the discretion of extending the time by an additional six months or delisting the company.

As a result of the favorable appellate court decision in May 2007, there was no longer any reason to prepare or audit investment company footnotes for 2005 and 2006. Ongoing work on the footnotes was immediately halted. Since the absence of the 2005 footnote was the only ground upon which the SEC had questioned Grant Thornton's 2005 audit, the Company also asked Grant Thornton to reinstate its opinions for all prior years, including 2005. Once again, Grant Thornton's response was "no" and again no substantive explanation was forthcoming.

The audits of all years thus continued. Virchow Krause's sizable staff and the Company's accountants and management spent considerable time reliving the past. The audits were completed on August 23, 2007. The resulting statements contain some major differences from those that were originally published.

Typically, audits are done on a relatively contemporaneous basis rather than years after the fact. Typically, too, audit firms make a determination of appropriate classifications and maintain them on a consistent basis. With the luxury of beginning their reaudit from the opening balance sheet of 2003, Virchow Krause found several items which it deemed to be errors. Correction of these errors led to restatements which affected the balance sheets, cash flow, and equity statements for all years (2003-2006) and the statement of earnings for 2005. Due to the fact that the correction of two of these errors resulted in restatements that affected retained earnings, the Company was deemed to have ineffective internal controls for the first time in its history. The ineffectiveness, however, was limited to those errors. Both errors pertained to judgmental estimates.

There is a fair amount of estimating done at year end to cover contingencies. In the Company's case, one of the major areas of estimate is its products liability reserve. Historically, at the end of each year, the Company's attorneys had developed a high and low end of the range and judgmentally concluded that the mid-point of the range was the best estimate. Grant Thornton had concurred in this approach. The new auditors maintained that there had to be a specific basis for auditing the best estimate. As it found no such basis in the information that had been developed at the time of the prior audits, it maintained that the accounting rules required the Company to select the low point of the range. Accordingly, the reserve was restated as of January 1, 2003 by reducing it by $9,812,000 on a pre-tax basis, and retained earnings were increased on that date by $6,040,000 (after tax) or $.89 per share.

Goodwill is another area that requires estimates. The estimate in question pertained to the goodwill of the Absorbent Product Segment's Atlanta division, which had been purchased in 2003. The Company decided to close the division in the latter part of 2006 in order to improve operating efficiencies (for further details of this decision, see page 8). Here again, the Company's judgment reached during fourth quarter 2005 was found to be wanting despite the fact that it followed its prescribed procedures and despite the fact that the prior auditor had concurred during the then contemporaneous audit. 2005 earnings as originally stated were reduced by $2,550,000 (after tax) or $.37 per share.

Finally, the treatment of variable rate demand notes as cash equivalents was deemed erroneous. These notes are used by the Company as a cash management tool. Since they can be tendered to the instrument's trustee or remarketer in seven days or less for cash at par plus interest, they are far more flexible, safer both in terms of interest rate and principal risk, and more cash-like than traditional cash management instruments like thirty day commercial paper or ninety day certificates of deposit, both of which are considered cash equivalents. Moreover, in May 2002, with the assistance of Grant Thornton, the Company had reviewed the classification of these notes as cash equivalents with the Financial Accounting Standards Board (FASB) under FAS 95, "Statement of Cash Flows" and was told that the FASB would not object to treating these instruments as cash equivalents. Nonetheless, based on a document published by PricewaterhouseCoopers in March of 2006, which was adopted by the other members of the "Big Four" Accounting firms (all of which had been requiring their clients to reclassify their variable rate demand notes as investments), the FASB's concurrence was considered irrelevant and the Company's position was deemed erroneous. Its variable rate demand notes were thus reclassified as marketable securities beginning with the opening balance sheet in 2003. The reclassification makes the cash flow statement extremely difficult to follow, as transactions that are part of the cash management function appear to be changes in investment activity.

The Company nevertheless appreciated Virchow Krause's willingness and dedication in auditing so many years in such a short period of time so thoroughly. The audit process was both extremely time consuming and disruptive. Despite the reclassifications, it is a relief that the audits have been completed, enabling management and the accounting staff to focus on current business operations rather than activities that occurred in the distant past.

The second and third events that were predicted to have a major impact on 2006 fortunately had a far happier effect. The Defense Segment's performance under the 40mm systems contract exceeded all reasonable expectations. It avoided almost all of the pitfalls incident to rapid growth, as well as the risks inherent in working with a diverse group of subcontractors. The Segment also did a commendable job of integrating the newly acquired Amron subsidiary into the fold. The combination of cash infusion to enable the performance of long delayed maintenance activities and strong management turned Amron from a company with a history of performance issues into a solid performer. The proof was definitely illustrated in the sales and earnings figures for 2006.

Net consolidated sales increased by 65% or $120,116,000 to $304,681,000 from 2005's $184,565,000. Although all three of the Company's business segments contributed to the increase, the bulk of the increase (75%) stemmed from the Defense Segment's performance under the 40mm contract and the shipment of cartridge cases from the newly acquired Amron division. Housewares/ Small Appliances contributed 10% of the increase, while the Absorbent Products Segment provided the balance.

Net earnings increased at a comparable rate. They were up $11,543,000 or 70% from 2005's $16,417,000 to $27,960,000. As with sales, the boost in earning was largely attributable to the Defense Segment's performance under the 40mm contract and the shipment of cartridge cases. Improved earnings at the Housewares/Small Appliance Segment resulting from its increased sales volume also served to enhance earnings, as did a federal tax credit for research and development recognized in 2006 pertaining to 2002 through 2006. The small increase enjoyed from the Company's portfolio was derived from higher yields and was enhanced by a reduction in the loss from the Absorbent Products business largely due to the year-to-year difference in the treatment of goodwill, stemming from the 2005 restatement.

In keeping with much of its history, the Company's long standing record of paying generous dividends continued in 2006. With year-end 2006 approaching, the Board of Directors approved dividend action for the 63rd consecutive year. A resolution subsequently adopted, authorized disbursement of a single lump sum in March 2007 consisting of an increased regular dividend of $.95 per share plus an extra of $2.85 per share. Once again, the entire dividend was derived from operating earnings.

Unlike the prior year, there were no new momentous events that occurred in 2006 that are expected to have a similar impact on future years. With the investment company matter and its ramifications ended, the chief remaining concerns in 2007, are ongoing cost increases coupled with the limited ability to pass them on through increased pricing to customers. The Housewares/Small Appliance Segment sources most of its products from China. It has been experiencing increased product costs due in part to the weak dollar vis a vis the Chinese yuan, a currency which at one time was pegged to the U.S. dollar, but was allowed to float beginning in July, 2005. Since that time, the dollar has decreased 9% vis a vis the yuan. In addition, commodity and transport costs have been increasing on a steady basis due in part to high petroleum prices. The ability to pass these costs on in the form of price increases has been minimal. In the case of the Defense Segment, its pricing is largely locked in for a five year period under the 40mm systems contract, and it has experienced cost increases, in particular zinc, which it must absorb. It likewise will face a new challenge in 2007 to deliver product at higher volume levels per the augmented delivery schedules under the 40mm systems contract during the first full year of munition shipments. Although improved, the Absorbent Product Segment continues to struggle to develop the work force skill sets required for efficient equipment utilization, a must if the business is to provide a return on its investment. It too faces further commodity cost increases (most of the materials used are petroleum based) and similar limitations on its ability to increase prices. 2007 thus promises to be a challenging one for each of the Company's three business segments.

Maryjo Cohen
Chair of the Board and President

REVENUE SOURCES:

The increasing importance of revenues supplied by the Defense and Absorbent Products Segments to overall Company sales is demonstrated in the table below. As projected in the 2005 annual report, sales of these Segments in 2006 did exceed 50% of the total. Further sizable increases are projected for 2007.

YEAR	SUBSIDIARY SALES	PERCENTAGE OF YEAR-OVER-YEAR INCREASE	PERCENTAGE OF CONSOLIDATED SALES
2001	$ 7,814,000	–	6.6%
2002	$ 17,697,000	126.5%	14.2%
2003	$ 21,498,000	21.5%	17.1%
2004	$ 52,796,000	145.6%	33.2%
2005	$ 72,578,000	37.5%	39.3%
2006	$180,226,000	148.3%	59.2%

New Products

As part of the golden anniversary celebration of the Control Master® Heat Control (see the cover story), the Company introduced a new griddle which augmented its family of products that use the control. Dubbed the "FoldAway", the griddle features unique handles which fold for compact storage. The product is pictured in use at A and in its folded storage position at B. Attractively styled with a cool touch surround and gold decals, the griddle holds a generous nine servings. Temperatures are precisely controlled with the Control Master® heat control. With the control detached, the griddle is fully immersible and dishwasher safe. The deluxe nonstick surface promotes low or no fat cooking and assures easy cleaning. In further honor of the golden year, the Company also introduced a newly styled HeatDish® Plus Footlight® parabolic heater trimmed in the 50th anniversary color of gold. The heater is illustrated at C. Referred to as the "gold standard" of heaters, its classy design is enhanced with gold accents and a Footlight® base light that has a golden glow.

The Company rounded out its line with several other new product introductions. Among them was a digital version of its popular ProFry™ 1800 watt immersion deep fryer featuring precision electronic controls shown at D, the Presto® ShineOn™ electric shoe polisher, a convenient

A



B



C



D



E



way to give shoes a professional shine depicted at E and the LeverEdge™ cutting center, a combination cutting board with special knives illustrated at F. The board features a patent pending pivot post which enables ultra hard vegetables like squash to be cut quickly and easily and fosters fast and precise chopping. The LeverEdge™ also provides the means to slice bread evenly and ripple cut fruits and vegetables with ease.

F



National Advertising

In keeping with the practice pursued for many years, direct corporate procurement of advertising was confined in 2006 to television. Customers' promotional departments supplemented television programs with individually supplied printed material. The featured product in TV ads was once again the Company's line of deep fryers.

Share Reacquisitions

Reacquisitions occur when the Company stock is under pressure. That condition was not prevalent at any point during the review year, and hence reacquisitions were not pursued.

Presto Manufacturing Company
Jackson, Mississippi

Once the site of the manufacture of pressure cookers and small appliances, this facility was transformed into a warehouse in 2004 and is under the management of Canton Sales & Storage Company.

Jackson Sales and Storage Company
Jackson, Mississippi

Canton Sales & Storage Company
Canton, Mississippi

Both facilities serve as distribution centers for the Company's pressure cookers and appliances. Both also enjoy free port status and comparatively low cost ratings under shipper's tariff schedules for merchandise consigned to most markets.

The importance of these operations within the Company's complex has become significantly enhanced, since logistical tasks and consequent space needs are exacerbated with overseas sourcing of the products to be stored. Stocking inventories in depth is a requirement of doing business.

National Holding Investment Company
Wilmington, Delaware

This subsidiary provides the capital for corporate growth whether by horizontal or vertical means. The purchase of the absorbent product equipment in 2005 is an example of horizontal growth, while the purchase of the Assets of Amron L.L.C. referenced on pages 3 and 5 of the Letter to Shareholders completed in 2006, falls under the vertical category. Funds in excess of immediate capital needs are invested in relatively risk-free, short-term instruments.

During 2006, the Federal Reserve Board, which establishes the parameters for short-term investments and the return thereon, increased its rate for returns from 4.25% at the beginning of 2006 to 5.25% by mid-year through four separate .25% increases. Despite the average $19,662,000 decline of principal sums available for investment arising from the use of funds to acquire the assets of Amron and to support corporate growth, the higher yields resulting from the higher funds rate did serve to increase earnings by 11.49% from 2005 levels.

AMTEC Corporation
Janesville, Wisconsin

Spectra Technologies, LLC
(A subsidiary of AMTEC, Corporation.)
East Camden, Arkansas

Amron
(A division of AMTEC, Corporation, Antigo, Wisconsin)

AMTEC's product line includes ordnance items such as 40mm training and tactical rounds (the former is pictured in A), firing devices (shown at B), and fuzes (illustrated at C) and it is one of two prime contractors for the complete 40 millimeter round. Spectra Technologies LLC, East Camden, Arkansas, performs load, assemble, and pack (LAP) operations for explosive ordnance as a prime contractor of the Department of Defense (DOD) and as a subcontractor for other DOD prime contractors. LAP production involves the loading of explosives for ammunition, demolition devices, etc. In January 2007, AMTEC acquired the assets of Amron. The new division, also named, "Amron", is headquartered in Antigo, Wisconsin where it manufactures medium caliber cartridge cases (20mm, 25mm, 30mm & 40mm) for the prime contractors to the US Armed Services, which include its parent, AMTEC.

A



B



C



During the review year, sales and earnings increased by 243% and 245%, respectively over those enjoyed in 2005. As indicated earlier in the Letter to Shareholders at page 5, a sizable portion of the increase was attributable to the 40mm systems contract under which AMTEC is responsible for the delivery of 55% of the 40mm rounds required by the Army over a five year period. Shipments under this contract began in the second half of 2006. The timely delivery of product under the contract was a remarkable achievement and the result of real dedication, hard work, attention to details, and masterful coordination. A significant portion of the increase in sales and earnings was also derived from the newly acquired business of Amron. Spectra likewise contributed to both the sales and earnings increase, albeit not as dramatically as its sister companies.

2007 will mark the first full year of shipments under the 40mm systems contract and the first full year of Amron business. The additional business was reflected in the backlog which at year-end 2006 was approximately $260 million compared to the prior year's $150 million.

Presto Absorbent Products, Inc. (PAPI)
Eau Claire, Wisconsin

And Its Division

Presto Absorbent Products – Atlanta (PAPA)
Marietta, Georgia

Product produced by these two subsidiaries was largely under private label. It includes adult briefs, underwear and baby diapers as illustrated in D thru F.

D



E


TenderCare

F


Presto
Protective Underwear

On a combined basis, the two divisions enjoyed a sizable increase in revenues in 2006 of almost 50% when compared to those realized in 2005. The increase was largely sourced from the equipment which was installed in the latter half of 2005 at the Eau Claire facility.

It became apparent by year-end 2006, that greater efficiency and flexibility along with reduced overhead costs would be enjoyed if all of the equipment were housed in a single facility. Accordingly, the decision was made at year-end to close the Atlanta facility and move most of its equipment to Eau Claire. Between the closing costs, approximately half of which were expensed in 2006, the ongoing struggles to handle the increased volume on an efficient basis, and the continued rise in commodity costs, the Segment once again incurred a significant loss.

The absorbent product business is one in which high volume and efficient production are key. The equipment is inherently expensive and complex. Annual depreciation costs are high. Ultimately, profitability thus depends on maximizing the utilization of the equipment; skilled personnel to efficiently operate and maintain the equipment around the clock basis is imperative. The process of developing the requisite skill sets is a long one. Typically, it takes several years before the experience needed is in place. Although 2007 results are expected to show improvement over those of the preceeding years, profitable operation is not anticipated until 2008.

The products on the following pages and those shown on pages 6 and 7 provide a representation of the complete Presto® product line.



A. Presto® Pressure Cookers

Presto® pressure cookers are the ideal cooking tool for today's busy lifestyle. Meals with poultry, meat, fish, rice, and vegetables cook to perfection in minutes—three to ten times faster than ordinary cooking methods. With the handy cooking rack in place, several foods can cook at once with no intermingling of flavors, colors, and odors. The cover lock indicator shows at a glance if there's pressure inside the cooker. Luxurious Presto® Stainless Steel Pressure Cookers offer lasting beauty, as well as a special aluminum-clad base for providing even heat distribution. Also included in the Presto® pressure cooker lineup are durable aluminum cookers that offer fast, uniform heating.

Stainless steel models available in 4- and 6-quart sizes. (6-quart size shown)
Aluminum models available in 4-, 6-, and 8-quart sizes.

B. Presto® Pressure Canners with Readable Steam Gauge

Presto® pressure canners provide convenient home canning of vegetables, fruits, meats, and seafood. Pressure canning offers the only safe method of preserving low-acid foods according to the USDA. These deluxe canners feature a readable steam gauge for accurate pressure control. Canners are constructed of strong, warp-resistant aluminum for fast, even heating.

Available in liquid capacities of 16- and 23-quart sizes. (16-quart size shown).

C. Electronic Clock/Timer

This timer offers four handy functions in one compact unit—timer, stopwatch, calendar, and clock. The easy-to-read L.C.D. digital display shows hours, minutes, and seconds. It times up to 24 hours with a loud electronic tone that signals when time is up. As many as four activities can be timed at once. The memory stores three different timer settings. The special clip-on back converts to an easel stand and has a magnet for use on metal surfaces. A heavy-duty battery is included.

D. SaladShooter® electric slicer/shredder

This innovative hand-held appliance slices or shreds a delightful array of fresh ingredients where they are needed—in salads, soups, pizzas, desserts and more! Its ease of handling and interchangeable slicing and shredding cones give today's cook an edge on preparing fast, nutritious meals every day. The motorized base wipes clean, and all other parts are fully immersible and dishwasher safe. Its compact size makes it easy to store most anywhere.

E. Professional SaladShooter® electric slicer/shredder

While retaining the features of the original slicer/shredder, this step-up model provides professional size, power, and capacity. The extra large food chamber holds whole potatoes and more. Adapting to large or small loads is easily achieved with an adjustable food guide. Four processing cones enable this unit to make thick and thin slices, ripple cuts, and shreds. A funnel guide is also provided to direct ingredients precisely where desired.

A. Stainless Steel Dual Basket ProFry™ immersion element deep fryer

This 3.5-pound capacity deep fryer offers dual baskets for frying two foods at once or extra large batches. It makes perfect, crisp foods every time. The 1800-watt immersion element provides quick preheating and fast oil temperature recovery. The handy oblong-shaped baskets are the ideal shape for frying large pieces of chicken or fish. A variety of cooking temperatures can be selected with the adjustable thermostat. A handy signal light advises when the oil is ready for frying. The cover with filter helps to reduce spattering. Both the heating element and enameled pot remove for fast cleanups.

A



B. CoolDaddy® cool touch deep fryer

Fry up to six big servings of food in this compact cool-touch deep fryer. The exterior handle allows food to be lowered into the oil with the cover closed to prevent spatters and to reduce odor. Temperature settings are easily selected with the adjustable thermostat. Signal light indicates when the oil is ready for frying. Nonstick pot removes for quick and easy cleaning.

B



C. FryDaddy® electric deep fryer

This family-sized deep fryer makes four generous servings with four cups of oil. It's great for sizzling up golden french fries, crispy chicken, and crunchy onion rings. The preset thermostat maintains the ideal frying temperature automatically, with no controls to set or watch. Handy scoop stirs, separates, lifts, drains, and serves. Snap-on lid permits oil storage in the fryer without spills or odor.

GranPappy® electric deep fryer (6-serving size) also available.

C



D. DualDaddy™ electric deep fryer

In addition to frying up to eight servings of food, this unique fryer features a handy divider that enables two different foods to fry at the same time without intermingling. With the divider removed, the fryer's oval shape will easily accommodate large pieces of chicken or fish. The ideal frying temperature is maintained automatically. Nonstick surface, inside and out, assures quick and easy cleaning. Snap-on lid allows oil to be stored in the fryer for future use.

D



Presto® Electric Skillets

Presto® electric skillets are a kitchen essential. Each skillet features a heavy cast aluminum base for even heat distribution and deluxe nonstick finish for stick-free cooking and easy cleaning. The Control Master® heat control accurately maintains proper cooking temperatures and detaches for complete immersibility.

E. 16" Electric Skillet

Fry, grill, roast, or make one-dish meals, quickly and easily in this extra sized, high side wall skillet. Its durable EverNu™ cover won't dent, warp, or peel, and the high dome design easily accommodates large roasts, fowl or ham.

11" Electric Skillet also available.

E



F. 16" Electric Skillet with Glass Cover

This skillet features the generous cooking surface and extra high side walls found in the skillet shown in E, along with a tempered see-through glass cover. Uniquely and beautifully styled handles enable it to double as a buffet server.

F



Presto® Electric Griddles

Presto® has met the changing needs of today's family with these handy, affordable electric griddles. Each griddle features heavy cast aluminum construction for even heat distribution and a deluxe nonstick finish for stick-free cooking. Accurate cooking temperatures are maintained automatically with the Control Master® heat control. Griddles are fully immersible with the heat control removed.

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G. Jumbo Cool Touch Electric Griddle

This attractive cool-touch griddle features a generous 10½- by 20½-inch cooking surface. The cool-touch base and handles provide protection from the hot surface on the front and both sides. Easy cleanup is assured with the removable drip tray.

Jumbo Cool Touch Electric Griddle with white cool touch base also available.

16" Cool Touch Electric Griddle with black cool touch base is available as well.

H



H. Liddle Griddle® mini-griddle

The perfect mini-griddle for singles and couples. Its 8½- by 10½-inch cooking surface makes one or two servings with virtually all the conveniences of the larger griddles. A built-in grease trough catches grease drippings for healthier cooking.

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I. Tilt'nDrain™ BigGriddle® cool touch griddle

This griddle cooks as many as 12 slices of french toast, 12 pancakes or 12 sandwiches at a time—50% more than the standard jumbo sized griddle. The product features special "Tilt'nDrain" handles. Pull the handles out and the cooking surface tilts to accelerate drainage of oils from bacon, sausage, hamburgers and other meats; push the handles in and the surface returns to the normal level position, ideal for eggs, pancakes, and french toast.

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J. Cool Touch Tilt'nDrain™ griddle

This griddle's square-like shape not only maximizes the efficient use of counter and storage space, but also provides a generous cooking surface that can handle up to 9 slices of french toast—12.5% more than the standard jumbo sized griddle. Like the griddle shown in I., above, it too boasts the "Tilt'nDrain" feature, easily adjusting from a level grilling surface for eggs and pancakes to a tilted draining surface for bacon and other meats.

A. Pizzazz® pizza oven

This revolutionary pizza oven bakes a perfect pizza—whether it's fresh, frozen, regular or rising crust. Because there is no preheat time, like in ordinary ovens, it's fast—while standard ovens are heating, Pizzazz® oven users are eating. As the pan rotates, top and bottom elements cook the topping and crust at two different heat settings, assuring even baking at the perfect temperature. The elements can also be selected independently for pizza baked-to-order—a lightly crisped crust to a super crunchy crust; a just melted topping to one that is deliciously bronzed. This pizza oven is easy to use and easy to clean. Heating elements shut off at the end of cooking time, and the timer signals when the pizza is done. The removable nonstick baking pan easily wipes clean and is compact for convenient storage.

A



B. PopLite® hot air corn popper

Pop with hot air, not oil, for a terrific low-calorie snack. This unit pops regular or gourmet popping corn into delicious puffs of popcorn with no saturated fats or added calories. The product is fast, popping up to 18 cups of gourmet popcorn in less than 2½ minutes. For butter lovers, the detachable butter cup conveniently melts butter and doubles as a handy measuring cup.

Presto® Orville Redenbacher's hot air popper also available.*

B



C. PowerPop® microwave multi-popper

This microwave popper has truly proven itself as the popper that really works. It makes up to three quarts of fluffy, delicious popcorn with virtually no unpopped kernels. Popcorn can be prepared with oil for a buttery flavor or without oil for a lighter, low-fat snack. Its superior performance has given it the endorsement of Orville Redenbacher*. The popper bowl and cover are fully immersible and dishwasher safe.

C



D. PowerCrisp™ microwave bacon cooker

Bacon cooks leaner and healthier than pan-fried because the fat drips away from the bacon and into a deep base. An easy-grasp handle wraps around the entire base so it's always within reach. The bacon cooker is fully immersible and dishwasher safe. Removable cooking racks separate and stack in the base for easy storage.

D



E. HomeAde™ electric lemonade maker

The HomeAde™ lemonade maker is a fast and incredibly easy way to make delicious old fashioned lemonade from real lemons. Ice, water, and sugar or a sugar substitute are placed into the attractive pitcher base. Then the motorized juicer cover, complete with stirring rod, is installed on top of the pitcher. As the lemons are juiced, the stirring rod automatically dissolves the sugar and mixes in the juice. After the last lemon is squeezed, the motorized juicer cover is replaced with the serving cover, and two quarts of ice cold, refreshing lemonade are ready to be poured and enjoyed. The unit also doubles as an orange juicer and a mixed drink maker.

E



**Orville Redenbacher is a registered trademark of ConAgra Foods, Inc.*

F. Stainless Steel Coffee Maker

Great-tasting coffee is brewed at cup-a-minute speed in this automatic electric coffee maker. It makes 2 to 12 cups of rich, flavorful coffee, then keeps it piping hot automatically. A signal light indicates when coffee is ready to serve. Stainless steel construction, including the filter basket and perk tube, ensures lasting beauty and easy cleaning.

G. Electric Tea Kettle

This contemporary tea kettle successfully combines service with style. Boasting speed faster than a microwave, it boils up to a full quart of water superfast for tea, instant coffee, hot chocolate, gelatin desserts, or a quick cup of soup. A built-in whistle alerts the user when water has reached a boil. An internal thermostat automatically shuts the kettle off if it boils dry. The anodized interior base resists mineral buildup to help keep the inside clean.

H. Kitchen Kettle™ multi-cooker/steamer

Remarkable versatility enables this product to be used for roasting, steaming, blanching, boiling, stewing, and simmering. Accurate cooking temperatures are maintained with the Control Master® heat control. Heavy cast aluminum construction heats evenly and resists warping. The nonstick finish, inside and out, provides stick-free cooking and easy cleaning. This unit is fully immersible in the sink or dishwasher with the heat control detached.

SlowCook'nMore™ electric multi-cooker (with crockery liner) also available.

MyPod® refillable coffee holders

These holders are designed to be used with pod coffee makers made by other manufacturers. Pod coffee makers brew a single cup of gourmet coffee from a commercially packaged pod in about a minute directly into the serving cup. The MyPod® coffee holder enables consumers to use their own ground coffee, making it possible for them to brew a favorite blend or flavor and providing instant cost savings, as ground coffee is far less expensive than the pre-packaged pods. Since coffee ground from whole beans can be used, freshness is assured. Each MyPod® contains the special holder that replaces the one that accompanies the coffee maker, 100 filters, and a measuring scoop.

I. The holder shown replaces the pod holder in the Senseo* coffee maker.
J. The holder illustrated is designed for the HomeCafe* coffee maker.


F
G
H
I
J

** Senseo is a trademark of Koninklijke Philips Electronics N.V. LTD. LIAB.CO.
Home Cafe is a trademark of the Proctor and Gamble Company.*

Presto® Professional Line

The Presto® Professional family of appliances is designed for the upscale housewares category in department stores. They enjoy perceptible appearance differences from the comparable products sold under the Presto® label.

A



A. 8-Quart Stainless Steel Pressure Cooker with Quick Pressure/Steam Release

This pressure cooker is crafted of gleaming stainless steel. Quick, even heating is assured with a tri-clad base featuring a layer of aluminum sandwiched between two layers of stainless steel. It features a quick pressure/steam release system that expedites the cooling process. A handy stainless steel steamer basket allows several foods to cook at once.

B



B. CoolDaddy® cool touch deep fryer

This attractive cool-touch fryer is great for making up to six big servings of food, fast and easy. The exterior handle lowers food into the oil with the cover closed to prevent spatters and reduce odor. Temperature settings are easily selected with the adjustable thermostat. The signal light indicates when the oil is ready for frying. The nonstick pot removes for quick and easy cleaning.

C



C. Options™ multi-cooker/steamer

This attractive nonstick multi-cooker will steam seafood, vegetables, and rice; roast pork, beef, and poultry; boil pasta; and cook soups, stews, and casseroles. A basket is included for convenient steaming and blanching, and the tempered glass cover allows the user to monitor cooking progress. The Control Master® heat control maintains accurate temperatures. The multi-cooker is fully immersible.

D



D. EverSharp™ electric knife sharpener

This handy appliance produces professional sharpening results at home on household and sporting knives. The two-stage system grinds the blade to a perfect sharpening angle, then fine hones and polishes it. Blade guides are preset at exact angles to hold the blade against the Sapphirite™ sharpening wheels with absolute precision.

E



E. Electric Skillet and Server

This nonstick skillet is ideal for roasting, frying, stewing, and braising. Designed with an attractive oval shape and tempered glass cover, it easily transitions to a buffet-style server with the same generous capacity as other jumbo skillets. Cooking and keep-warm temperatures are automatically maintained with the Control Master® heat control. With the heat control removed, the skillet is fully immersible and dishwasher safe.

F



F. 22" Electric Griddle

An extra large cooking surface makes this griddle big enough for even the largest family. It offers a deluxe nonstick finish for stick-free cooking. Accurate cooking temperatures are maintained automatically with the Control Master® heat control. The griddle is fully immersible with the heat control removed. The slide-out drip tray catches grease drippings for quick cleaning.

Consolidated Balance Sheets

(In thousands except share and per share data) DECEMBER 31,	2006		2005	
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents		$ 46,696		$ 62,023
Marketable securities		96,920		111,552
Accounts receivable	$ 66,274		$ 32,764	
Less allowance for doubtful accounts	703	65,571	480	32,284
Inventories:				
Finished goods	24,276		20,771	
Work in process	22,198		8,431	
Raw materials	9,018	55,492	8,477	37,679
Other current assets		8,503		9,687
Total current assets		273,182		253,225
PROPERTY, PLANT AND EQUIPMENT:				
Land and land improvements	1,919		1,855	
Buildings	15,260		10,878	
Machinery and equipment	69,796		55,369	
	86,975		68,102	
Less allowance for depreciation	24,416	62,559	17,618	50,484
GOODWILL		9,085		3,556
OTHER ASSETS		150		150
		$344,976		$307,415
LIABILITIES				
CURRENT LIABILITIES:				
Accounts payable		$ 35,424		$ 18,084
Federal and state income taxes		7,029		8,282
Accrued liabilities		20,575		14,138
Total current liabilities		63,028		40,504
DEFERRED INCOME TAXES		1,606		376
COMMITMENTS AND CONTINGENCIES		-		-
STOCKHOLDERS' EQUITY				
Common stock, $1 par value: Authorized: 12,000,000 shares at December 31, 2006 and 2005 Issued: 7,440,518 shares at December 31, 2006 and 2005 Outstanding: 6,833,066 and 6,828,700 shares at December 31, 2006 and 2005, respectively	$ 7,441		$ 7,441	
Paid-in capital	1,277		1,135	
Retained earnings	290,519		277,033	
Accumulated other comprehensive income (loss)	(22)		(141)	
	299,215		285,468	
Treasury stock, at cost, 607,452 shares in 2006 and 611,818 shares in 2005	18,873		18,933	
Total stockholders' equity		280,342		266,535
		$344,976		$307,415

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Earnings

National Presto Industries, Inc.

(In thousands except per share data) YEARS ENDED DECEMBER 31,	2006	2005	2004
Net sales	$304,681	$ 184,565	$158,956
Cost of sales	248,338	146,284	118,890
Gross profit	56,343	38,281	40,066
Selling and general expenses	19,813	14,452	17,417
Pension plan termination	-	-	3,528
Goodwill impairment	500	4,148	-
Operating profit	36,030	19,681	19,121
Other income, principally interest	4,349	4,345	3,585
Earnings before provision for income taxes	40,379	24,026	22,706
Provision for income taxes	12,419	7,609	7,265
Net earnings	$ 27,960	$ 16,417	$ 15,441
Weighted average shares outstanding:			
Basic	6,831	6,826	6,821
Diluted	6,831	6,827	6,823
Net earnings per share:			
Basic	$ 4.09	$ 2.41	$ 2.26
Diluted	$ 4.09	$ 2.40	$ 2.26

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Stockholders' Equity

National Presto Industries, Inc.

(In thousands except share and per share data) YEARS ENDED DECEMBER 31, 2006, 2005, 2004	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK	TOTAL
Balance December 31, 2003	$7,441	$ 991	$264,546	$(1,439)	$(19,230)	$252,309
Net earnings	–	–	15,441	–	–	15,441
Unrealized loss on available for sale securities, net of tax	–	–	–	(507)	–	(507)
Minimum pension liability adjustment, net of tax	–	–	–	2,039	–	2,039
Total comprehensive income	–	–	–	–	–	16,973
Dividends paid, $1.17 per share	–	–	(7,977)	–	–	(7,977)
Other	–	59	–	–	151	210
Balance December 31, 2004	7,441	1,050	272,010	93	(19,079)	261,515
Net earnings	–	–	16,417	–	–	16,417
Unrealized loss on available for sale securities, net of tax	–	–	–	(234)	–	(234)
Total comprehensive income	–	–	–	–	–	16,183
Dividends paid, $1.67 per share	–	–	(11,394)	–	–	(11,394)
Other	–	85	–	–	146	231
Balance December 31, 2005	7,441	1,135	277,033	(141)	(18,933)	266,535
Net earnings	–	–	27,960	–	–	27,960
Unrealized gain on available for sale securities, net of tax	–	–	–	119	–	119
Total comprehensive income	–	–	–	–	–	28,079
Dividends paid, $2.12 per share	–	–	(14,474)	–	–	(14,474)
Other	–	142	–	–	60	202
Balance December 31, 2006	$7,441	$1,277	$290,519	$ (22)	$(18,873)	$280,342

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows

National Presto Industries, Inc.

(In thousands) YEARS ENDED DECEMBER 31,	2006	2005	2004
Cash flows from operating activities:			
Net earnings	$ 27,960	$ 16,417	$ 15,441
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Provision for depreciation	7,891	4,245	3,310
Deferred income taxes	(938)	(1,485)	126
Pension charges	–	–	2,052
Goodwill impairment	500	4,148	–
Other	1,324	555	1,160
Changes in operating accounts, net of acquisitions:			
Accounts receivable, net	(33,063)	1,277	(4,657)
Inventories	(15,904)	(3,552)	(9,489)
Other current assets	856	(1,607)	(50)
Accounts payable and accrued liabilities	18,133	(139)	(2,256)
Federal and state income taxes	(1,253)	2,478	142
Net cash provided by operating activities	5,506	22,337	5,779
Cash flows from investing activities:			
Marketable securities purchased	(53,472)	(89,088)	(111,237)
Marketable securities — maturities and sales	68,287	140,482	127,895
Acquisition of property, plant and equipment	(7,271)	(13,832)	(28,188)
Acquisition of businesses	(13,834)	(1,500)	(2,373)
Deposit for acquisition of business	–	(2,500)	–
Sale of property, plant and equipment	9	12	759
Net cash provided by (used in) investing activities	(6,281)	33,574	(13,144)
Cash flows from financing activities:			
Dividends paid	(14,476)	(11,394)	(7,977)
Other	(76)	(10)	–
Net cash used in financing activities	(14,552)	(11,404)	(7,977)
Net increase (decrease) in cash and cash equivalents	(15,327)	44,507	(15,342)
Cash and cash equivalents at beginning of year	62,023	17,516	32,858
Cash and cash equivalents at end of year	$ 46,696	$ 62,023	$ 17,516
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 14,608	$ 6,617	$ 6,996

Supplemental disclosure of non-cash investing and financing activities:

As of December 31, 2006, 2005, and 2004, the unrealized gain (loss) on available for sale securities, net of tax, was ($22,000), ($141,000), and $93,000.

During 2006, 2005, and 2004, $500,000, $750,000, and $1,250,000, respectively, were accrued for goodwill related to the acquisition of NCN Hygienic Products, Inc. During 2006, $4,041,000 was accrued pertaining to the acquisition of Amron LLC.

The accompanying notes are an integral part of the financial statements.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Use of Estimates in the Preparation of Financial Statements
In preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and related revenues and expenses. Actual results could differ from the estimates used by management.

(2) Principles of Consolidation
The consolidated financial statements include the accounts of National Presto Industries, Inc. and its subsidiaries, all of which are wholly-owned. All material intercompany accounts and transactions are eliminated. For a further discussion of the Company's business and the segments in which it operates, please refer to Note N.

(3) Cash, Cash Equivalents and Marketable Securities
Cash and cash equivalents: The Company considers all highly liquid marketable securities with an original maturity of three months or less to be cash equivalents. Cash equivalents include money market funds. The Company deposits its cash in high quality financial institutions. The balances, at times, may exceed federally insured limits.

The Company's cash management policy provides for its bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the bank for payment of $7,006,000 and $2,308,000 at December 31, 2006 and 2005, are included as reductions of cash and cash equivalents.

Marketable securities: The Company has classified all marketable securities as available-for-sale which requires the securities to be reported at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Highly liquid, tax exempt variable rate demand notes with put options exercisable in three months or less are classified as marketable securities.

At December 31, 2006 and 2005, cost for marketable securities was determined using the specific identification method. A summary of the amortized costs and fair values of the Company's marketable securities at December 31 is shown in the table:

(In thousands)	MARKETABLE SECURITIES			
	AMORTIZED COST	FAIR VALUE	UNREALIZED GAINS	UNREALIZED LOSSES
December 31, 2006				
Tax-exempt government bonds	$ 96,953	$ 96,920	$ 2	$ 35
December 31, 2005				
Tax-exempt government bonds	$111,768	$111,552	$13	$229

Proceeds from sales of marketable securities totaled $68,287,000 in 2006, $140,482,000 in 2005, and $127,895,000 in 2004. Gross gains related to sales of marketable securities totaled $0, $203,000, and $0 in 2006, 2005 and 2004, respectively. There were no gross losses related to sales of marketable securities in 2006, 2005, and 2004. Net unrealized gains and losses are reported as a separate component of accumulated other comprehensive income and were gains (losses) of ($33,000), ($216,000) and $142,000 before taxes at December 31, 2006, 2005, and 2004, respectively. No unrealized gains (losses) were reclassified out of accumulated other comprehensive income (loss) during the years ended December 31, 2006, 2005, or 2004.

The contractual maturities of the marketable securities held at December 31, 2006 are as follows: $22,264,000 within one year; $5,408,000 beyond one year to five years; $18,933,000 beyond five years to ten years, and $50,315,000 beyond ten years. All of the instruments in the beyond five year ranges are variable rate demand notes which as noted above can be tendered for cash at par plus interest within seven days. Despite the stated contractual maturity date, to the extent a tender is not honored, the notes become immediately due and payable.

(4) Fair Value of Financial Instruments
The carrying amount for cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximates fair value due to the immediate or short-term maturity of these financial instruments.

(5) Accounts Receivable
The Company's accounts receivable are related to sales of products. Credit is extended based on prior experience with the customer and evaluation of customers' financial condition. Accounts receivable are primarily due within 30 days. The Company does not accrue interest on past due accounts receivable. Receivables are written off only after all collection attempts have failed and are based on individual credit evaluation and the specific circumstances of the customer. The allowance for doubtful accounts represents an estimate of amounts considered uncollectible and is determined based on the Company's historical collection experience, adverse situations that may affect the customer's ability to pay, and prevailing economic conditions.

(6) Inventories
Housewares/Small Appliance segment inventories are stated at the lower of cost or market with cost being determined principally on the last-in, first-out (LIFO) method. Inventories for the Defense and Absorbent Products segments are stated at the lower of cost or market with cost being determined on the first-in, first-out (FIFO) method.

(7) Property, Plant and Equipment
Property, plant and equipment are stated at cost. For machinery and equipment, all amounts which are fully depreciated have been eliminated from both the asset and allowance accounts. Straight-line depreciation is provided in amounts sufficient to relate the costs of depreciable assets to operations over their service lives which are estimated at 15 to 40 years for buildings, 3 to 10 years for machinery and equipment, and 15 to 20 years for land improvements. The Company's reviews long lived assets consisting principally of property, plant, and equipment, for

impairment when material events and changes in circumstances indicate the carrying value may not be recoverable.

(8) Goodwill

The Company recognizes the excess cost of an acquired entity over the net amount assigned to the fair value of assets acquired and liabilities assumed as goodwill. Goodwill is tested for impairment on an annual basis at the start of the fourth quarter and between annual tests whenever an impairment is indicated. Impairment losses are recognized whenever the implied fair value of goodwill is less than its carrying value. A goodwill impairment was recognized during 2006, 2005, and 2004 of $500,000, $4,148,000 and $0, respectively, related to the Absorbent Products segment. The Company's goodwill as of December 31, 2006 and 2005 was $9,085,000, and $3,556,000, respectively, relating to its Defense Products segment. The increase stemmed from the acquisition of Amron. (See Footnote L.) In addition, at both December 31, 2006 and 2005, goodwill was $0 related to its Absorbent Products segment.

The Company's annual impairment testing dates were October 2, 2006, and October 3, 2005. As of those dates, goodwill for the absorbent products segment was deemed impaired because of the declining profitability and losses experienced by the segment in 2006 and by one of the reporting units within the segment in 2005. Using a multiple of earnings to estimate fair value, it was determined that goodwill was fully impaired. For the defense segment, no impairment was indicated. The Company has no intangible assets, other than goodwill.

(9) Revenue Recognition

For all of its segments, the Company generally recognizes revenue when product is shipped or title passes pursuant to customers' orders, the price is fixed and collection is reasonably assured. For the Housewares/Small appliance segment, the Company provides for its 60-day over-the-counter return privilege and warranties at the time of shipment. Net sales for this segment are arrived at by deducting early payment discounts and cooperative advertising from gross sales. The Company records cooperative advertising when revenue is recognized.

(10) Shipping and Handling Costs

In accordance with the Emerging Issues Task Force (EITF) issue 00-10, "Accounting for Shipping and Handling Fees and Costs," the Company includes shipping and handling revenues in net sales and shipping costs in cost of goods sold.

(11) Advertising

The Company's policy is to expense advertising as incurred for the year and include it in selling and general expenses. Advertising expense was $303,000, $567,000 and $3,665,000 in 2006, 2005 and 2004.

(12) Stock Options

The modified prospective method is used for valuing stock options issued. The pro forma effect on earnings for 2005 and 2004 of accounting for stock options using the fair value method is not material. There was no stock-based compensation expense recognized in 2006 since all previously granted stock options were granted and vested prior to the adoption of FASB Statement No. 123R. See Note F.

(13) Accumulated Other Comprehensive Loss

The $22,000 and $141,000 of accumulated comprehensive loss at December 31, 2006 and 2005, respectively, relate to the unrealized loss on the Company's available-for-sale marketable security investments. These amounts are recorded net of tax effect of $12,000 and $76,000 for 2006 and 2005, respectively.

(14) Product Warranty

The Company's Housewares/Small Appliance Segment's products are generally warranted to the original owner to be free from defects in material and workmanship for a period of 1 to 12 years from date of purchase. The Company allows a 60-day over-the-counter initial return privilege through cooperating dealers. The Company services its products through a corporate service repair operation. The Company's service and warranty programs are competitive with those offered by other manufacturers in the industry. The Company determines its product warranty liability based on historical percentages which have remained relatively consistent over the years.

The product warranty liability is included in accounts payable on the balance sheet. The following table shows the changes in product warranty liability for the period:

(In thousands)	2006	2005
Beginning balance January 1	$2,033	$1,698
Accruals during the period	2,693	2,452
Charges/payments made under the warranties	(2,034)	(2,117)
Balance December 31	$2,692	$2,033

(15) Income Taxes

Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting bases of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on various income tax returns for the year reported. Income tax contingencies are accounted for in accordance with Statement of Financial Accounting Standards No. 5 "SFAS 5"), "Accounting for Contingencies." See Note (H) infra for summaries of the provision, the effective tax rates, and the tax effects of the cumulative temporary differences resulting in deferred tax assets and liabilities.

16) Recently Issued Accounting Pronouncements

FIN 48: The Financial Accounting Standards Board (FASB) has published FASB Interpretation (FIN) No. 48 (FIN No. 48), Accounting for Uncertainty in Income Taxes, to address the noncomparability in reporting tax assets and liabilities resulting from a lack of specific guidance in FASB Statement of Financial Accounting Standards (SFAS) No. 109 (SFAS

No. 109), Accounting for Income Taxes, on the uncertainty in income taxes recognized in an enterprise's financial statements. Specifically, FIN No. 48 prescribes (a) a consistent recognition threshold and (b) a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides related guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. The Company is currently evaluating the effect of adopting FIN No. 48 on its consolidated financial statements.

FASB 157: The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 157 (SFAS No. 157), *Fair Value Measurements*, to eliminate the diversity in practice that exists due to the different definitions of fair value and the limited guidance for applying those definitions in GAAP that are dispersed among the many accounting pronouncements that require fair value measurements. SFAS No. 157 retains the exchange price notion in earlier definitions of fair value, but clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or liability in the principal or most advantageous market for the asset or liability. Moreover, the SFAS states that the transaction is hypothetical at the measurement date, considered from the perspective of the market participant who holds the asset or liability. Consequently, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price), as opposed to the price that would be paid to acquire the asset or received to assume the liability at the measurement date (an entry price).

SFAS No. 157 also stipulates that, as a market-based measurement, fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability, and establishes a fair value hierarchy that distinguishes between (a) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (b) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Finally, SFAS No. 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. Entities are encouraged to combine the fair value information disclosed under SFAS No. 157 with the fair value information disclosed under other accounting pronouncements, including SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, where practicable. The guidance in this Statement applies for derivatives and other financial instruments measured at fair value under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, at initial recognition and in all subsequent periods.

SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, although earlier application is encouraged. Additionally, prospective application of the provisions of SFAS No. 157 is required as of the beginning of the fiscal year in which it is initially applied, except when certain circumstances require retrospective application. The Company does not expect the adoption of SFAS No. 157 to have a material effect on its consolidated financial statements.

FASB 158: The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 158 (SFAS No. 158), *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, to require an employer to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare, and other postretirement plans in their financial statements. Previous standards required an employer to disclose the complete funded status of its plan only in the notes to the financial statements. Moreover, because those standards allowed an employer to delay recognition of certain changes in plan assets and obligations that affected the costs of providing benefits, employers reported an asset or liability that almost always differed from the plan's funded status. Under SFAS No. 158, a defined benefit postretirement plan sponsor that is a public or private company or a nongovernmental not-for-profit organization must (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for the plan's underfunded status, (b) measure the plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions), and (c) recognize, as a component of other comprehensive income, the changes in the funded status of the plan that arise during the year but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, *Employers' Accounting for Pensions*, or SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*. SFAS No. 158 also requires an employer to disclose in the notes to financial statements additional information on how delayed recognition of certain changes in the funded status of a defined benefit postretirement plan affects net periodic benefit cost for the next fiscal year. Under SFAS No. 158, an employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The Company is currently evaluating the impact of adopting SFAS No. 158 on its respective financial position and results of operations.

FASB 159: In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to elect to measure many financial insrruments and certain other items at fair value. Upon adoption of SFAS No. 159, an entity may elect the fair value option for eligible items that exist at the adoption date. Subsequent to the initial adoption, the election of the fair value option may only be made at initial recognition of the asset or liability or upon a re-measurement event that gives rise to new-basis accounting. The decision about whether to elect the fair value option is applied on an instrument-by-instrument basis, is irrevocable and is applied only to an entire instrument and not only to specified risks, cash flows or portions of that instrument. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value nor does it eliminate disclosure requirements included in other accounting standards. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS No. 159 on its respective financial position and results of operations.

B. INVENTORIES:

The amount of inventories valued on the LIFO basis was $19,442,000 and $17,967,000 as of December 31, 2006 and 2005, respectively, and consists of housewares/small appliance finished goods. Under LIFO, inventories are valued at approximately $994,000 and $176,000 below current cost determined on a first-in, first-out (FIFO) basis at December 31, 2006 and 2005, respectively. The Company uses the LIFO method of inventory accounting to improve the matching of costs and revenues for the housewares/small appliance segment.

The following table describes that which would have occurred if LIFO inventories had been valued at current cost determined on a FIFO basis.

	Increase (Decrease) *(In thousands except per share data)*		
YEAR	COST OF SALES	NET EARNINGS	EARNINGS PER SHARE
2006	$ (818)	$ 507	$ .07
2005	(176)	109	.02
2004	688	(427)	(.06)

This information is provided for comparison with companies using the FIFO basis.

Inventory for defense, absorbent products, and raw materials of the housewares/small appliance segments are valued under the first-in-first-out method and total $36,050,000 and $19,712,000 at December 31, 2006 and 2005. The 2006 FIFO total is comprised of $4,834,000 of finished goods, $22,198,000 of work in process, and $9,018,000 of raw material and supplies. At December 31, 2005 the FIFO total was comprised of $2,804,000 of finished goods, $8,431,000 of work in process, and $8,477,000 of raw material and supplies.

C. ACCRUED LIABILITIES:

At December 31, 2006 accrued liabilities consisted of payroll $10,858,000, product liability $5,800,000, environmental $1,680,000, plant closing costs $301,000, and other $1,936,000. At December 31, 2005 accrued liabilities consisted of payroll $4,524,000, product liability $6,087,000, environmental $1,837,000, plant closing costs $385,000, and other $1,305,000.

The Company is subject to product liability claims in the normal course of business and is self-insured for health care costs. The Company is partly self-insured for product liability claims, and therefore records an accrual for known claims and incurred but unreported claims in the Company's consolidated financial statements. The Company utilizes historical trends and other analysis to assist in determining the appropriate accrual. An increase in the number or magnitude of claims could have a material impact on the Company's financial condition and results of operations.

D. TREASURY STOCK:

As of December 31, 2006, the Company has authority from the Board of Directors to reacquire an additional 504,600 shares. No shares were reacquired in either 2006 or 2005. Treasury shares have been used for the exercise of stock options and to fund a portion of the Company's 401(k) contributions.

E. NET EARNINGS PER SHARE:

Basic net earnings per share amounts have been computed by dividing net earnings by the weighted average number of outstanding common shares. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and common share equivalents relating to stock options, when dilutive. There were no antidilutive shares outstanding at December 31, 2006, 2005, or 2004.

The following is a reconciliation of basic and diluted net income per share for the years ended December 31, 2005, 2004, and 2003:

	(In thousands except per share data)		
	2006	2005	2004
Net earnings (1)	$27,960	$16,417	$15,441
Weighted average common shares outstanding (2)	6,831	6,826	6,821
Common share equivalents relating to stock options	0	1	2
Adjusted common and common equivalent shares for computation (3)	6,831	6,827	6,823
Net earnings per share:			
Basic (1)/(2)	$4.09	$2.41	$2.26
Diluted (1)/(3)	$4.09	$2.40	$2.26

F. STOCK OPTION PLAN:

The National Presto Industries, Inc. Stock Option Plan reserves 100,000 shares of common stock for grant to key employees. Stock options for 500 shares at a weighted average price of $38.63 per share were outstanding at December 31, 2006. Stock options for 1,000 shares at a weighted average price of $38.63 per share were outstanding at December 31, 2005. There were 500 shares exercisable at $38.63 at both December 31, 2006 and 2005. No options were granted during the years ended December 31, 2006 or 2005.

G. RETIREMENT PLANS:

Pension Plans

During fiscal 2004, National Presto Industries, Inc. terminated its defined benefit pension plan and settled the benefit obligation through lump sum distributions and the purchase of nonparticipating annuity contracts. The effect of the settlement was a charge of $3,528,000. As a result, there were no plan assets or benefit plan obligations remaining at December 31, 2004.

	(In thousands) PENSION BENEFITS
	2004
Net periodic cost:	
Service cost	$ 38
Interest cost	385
Expected return on assets	(369)
Actuarial loss	73
Settlement charge	3,528
Net periodic benefit cost	$ 3,655

National Presto's investment strategy with respect to pension plan assets had changed with the decision to freeze benefit accruals and terminate the pension plan effective December 31, 2003. The investment strategy in effect for 2004 was to convert the equity and debt positions to cash prior to the targeted distribution date in the third quarter of 2004.

Prior to the settlement of the plan in 2004, the expected rate of return on plan assets assumption was based on a multi-year stochastic simulation of projected returns, taking into account the plan's target asset allocation and reasonable expectations of future economic conditions. The simulation model incorporates the capital market conditions prevailing at the starting date of the projection, as well as a wide range of plausible scenarios of future capital market performance.

	WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC COST FOR THE YEARS ENDED DECEMBER 31:
	2004
Discount rate	6.00%
Expected return on plan assets	6.50%

The Company also contributes to a union-sponsored, multi-employer pension plan on behalf of certain employees of its Amron subsidiary. Contributions are made in accordance with negotiated labor contracts. The Multi-Employer Pension Plan Amendments Act of 1980 may, under certain circumstances, cause the Company to become subject to liabilities in excess of contributions made under collective bargaining agreements. Generally, the liabilities are contingent upon the termination, withdrawal, or partial withdrawal from the plan. At December 31, 2006, the Company had not undertaken any activities to terminate or withdraw from the plan.

Subsequent to 2006, the Company began to investigate its options to withdraw from the plan. The estimated cost of plan withdrawal is $1,900,000, which is based on the Company's expected proportional share of the plan's unfunded vested benefits.

During the year ended December 31, 2006, Company contributions to this union pension plan were $296,000.

401(k) Plan

The Company sponsors a 401(k) retirement plan that covers substantially all employees. Historically, the Company matched up to 50% of the first 4% of salary contributed by employees to the plan. This matching contribution was made with common stock. Starting in 2004, the Company began to match, in cash, an additional 50% of the first 4% of salary contributed by employees plus 3% of total compensation for certain employees. Contributions made from the treasury stock, including the Company's related cash dividends, totaled $368,000 in 2006, $305,000 in 2005, and $240,000 in 2004. In addition, the Company made cash contributions of $552,000 in 2006, $528,000 in 2005, and $481,000 in 2004 to the 401(k) Plan.

H. INCOME TAXES:

The following table summarizes the provision for income taxes:

(In thousands)	2006	2005	2004
Current:			
Federal	$11,396	$ 7,514	$5,751
State	1,961	1,580	1,388
	13,357	9,094	7,139
Deferred:			
Federal	(727)	(977)	347
State	(211)	(508)	(221)
	(938)	(1,485)	126
Total tax provision	$12,419	$7,609	$7,265

The effective rate of the provision for income taxes as shown in the consolidated statements of earnings differs from the applicable statutory federal income tax rate for the following reasons:

	PERCENT OF PRETAX INCOME		
	2006	2005	2004
Statutory rate	35.0%	35.0%	35.0%
State tax	2.8	2.9	3.3
Tax-exempt interest and dividends	(3.8)	(6.0)	(4.8)
Federal research credit	(3.2)	–	–
Other	–	(0.2)	(1.5)
Effective rate	30.8%	31.7%	32.0%

Deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. The tax effects of the cumulative temporary differences resulting in deferred tax assets and liabilities are as follows at December 31:

(In thousands)	2006	2005
Current deferred tax assets		
Deferred compensation	$ 3,482	$1,280
Insurance (primarily product liability)	2,024	2,089
Vacation	696	553
Environmental	657	716
Other	607	724
Total current deferred tax assets	7,466	5,362
Long-term deferred tax asset		
Goodwill	$1,605	$1,541
State attribute carryforwards	296	132
Long-term deferred tax liability		
Depreciation	(3,507)	(2,049)
Net long-term deferred tax liability	$(1,606)	$ (376)

On October 22, 2004, Congress passed the American Jobs Creation Act of 2004 (the Act). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010, as well as other tax implications. The domestic production deduction will be accounted for as a special deduction and as such, will have no effect on deferred tax assets and liabilities existing at the date of enactment. The Act did not have a material effect on 2006 or 2005.

I. COMMITMENTS AND CONTINGENCIES:

On July 16, 2002, the Securities and Exchange Commission (SEC) filed a lawsuit in the federal district court in Chicago, Illinois, against National Presto Industries, Inc. alleging the Company operated as an unregistered investment company from 1992 through 2002. The case did not involve fraud, deceptive practices, or questionable accounting methods. The federal district judge granted the SEC's motion for summary judgment on October 31, 2005. On December 23, 2005, the judge ordered the Company to register under the Investment Company Act. As he barred the Company from operating in interstate commerce until the filing was completed, the Company immediately filed the requisite application, albeit under protest, indicating that it did not meet the filing criteria. The Company filed a notice of appeal from the decision to the Federal Circuit Court of Appeals in the 7th Circuit. On May 15, 2007, the appellate court reversed the lower court, ruling that the Company is not and has never been an investment company and that the Company was free to drop its registration under the Investment Company Act and operate under the Securities Exchange Act of 1934 whether or not the SEC gave its formal approval to that step. The decision is final as the time to request a rehearing en banc before the full panel of judges of the 7th Circuit and to petition the Supreme Court for a writ of mandamus has expired.

Prior to the appellate court's decision, there was considerable discussion between the Company's outside counsel and the SEC staff on the manner in which financial information was to be presented during the period in which the appeal was pending. As a result of the controversy surrounding the SEC's staff's ultimate mandate that an investment company footnote be inserted into the Company's financial statements for the year ended December 31, 2005, the Company's predecessor independent registered public accountant, Grant Thornton LLP, withdrew its opinion for the years ending December 31, 2005, 2004, and 2003. Subsequently, the firm withdrew from the audit engagement as well. Despite the 7th Circuit Court of Appeals' decision, Grant Thornton LLP would not reinstate its opinions, necessitating the reaudit of all three years which in turn has delayed the re-filing of the Form 10-K/A for 2005, the filing of the Form 10-K for 2006, and the Form 10-Q's for 2006 and 2007. Timely filing of annual reports is a New York Stock Exchange requirement for maintenance of a listing. The Exchange has provided the Company with an extension until September 15, 2007 to file its 2006 annual report. With this filing, the Company has met the extended deadline.

In addition, the Company is involved in other routine litigation incidental to its business. Management believes the ultimate outcome of this litigation will not have a material effect on the Company's consolidated financial position, liquidity, or results of operations.

J. CONCENTRATIONS:

In the Housewares/Small Appliance segment, one customer accounted for 15%, 27% and 30% of consolidated net sales for the years ended December 31, 2006, 2005 and 2004. In the absorbent products segment, one customer accounted for 14%, 14% and 11% of consolidated net sales for the years ended December 31, 2006, 2005 and 2004.

The Company sources most of its Housewares/Small Appliances from vendors in the Orient and as a result risks deliveries from the Orient being disrupted by labor or supply problems at the vendors, or transportation delays. Should such problems or delays materialize, products might not be available in sufficient quantities during the prime selling period. The Company has made and will continue to make every reasonable effort to prevent these problems; however, there is no assurance that its efforts will be totally effective. In addition, the Company's manufacturing contracts with its foreign suppliers contain provisions to share the impact of fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar above and below a fixed range contained in the contracts. All transactions with the foreign suppliers were within the exchange rate range specified in the contracts during 2006, 2005 and 2004. There is no similar provision applicable to the Chinese Yuan which until 2005 had been tied to the U.S. Dollar, but which has since been allowed to float and has appreciated in value. To date, any material impact from the change in the value of the currency has been to the cost of products secured via purchase orders issued subsequent to the currency value change. Foreign translation gains/losses are immaterial to the financial statements for all years presented.

The Company's Defense Segment manufactures products primarily for the U.S. Department of Defense (DOD) and DOD prime contractors. As a consequence, this segment's future business essentially depends on the product needs and governmental funding of the DOD. During 2006 and 2005, almost all of the work performed by this segment directly or indirectly for the DOD was performed on a fixed-price basis. Under fixed-price contracts, the price paid to the contractor is awarded based on competition at the outset of the contract and therefore is generally not subject to any adjustments reflecting the actual costs incurred by the contractor. In addition, with the award of the 40mm systems contract, key components and services are provided by third party subcontractors, several of which the segment is required to work with by government edict. Under the contract, the segment is responsible for the performance of those subcontractors many of which it does not control. The defense segment's contracts and subcontracts contain the customary provision permitting termination at any time for the convenience of the government, with payment for any work completed, associated profit, and inventory/work in process at the time of termination. Materials used in the Defense segment are available from multiple sources.

Raw materials for the Absorbent Products segment are commodities that are available from multiple sources.

K. ENVIRONMENTAL:

In May 1986, the Company's Eau Claire, Wisconsin site was placed on the United States Environmental Protection Agency's National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 because of hazardous waste deposited on the property. As of December 31, 1998, all remediation projects required at the Company's Eau Claire, Wisconsin, site had been installed, were fully operational, and restoration activities had been completed. Based on factors known as of December 31, 2006, it is believed that the Company's existing environmental accrued liability reserve will be adequate to satisfy on-going remediation operations and monitoring activities; however, should environmental agencies require additional studies, extended monitoring or remediation projects, it is possible that the existing accrual could be inadequate. Management believes that in the absence of any unforeseen future developments, known environmental matters will not have any material affect on the results of operations or financial condition of the Company. The Company's environmental accrued liability on an undiscounted basis was $1,680,000 and $1,837,000 as of December 31, 2006 and 2005, respectively and is included in accrued liabilities on the balance sheet.

Expected future payments for environmental matters are as follows:

YEARS ENDING DECEMBER 31	*(In thousands)*
2007	$380
2008	260
2009	260
2010	260
2011	260
Thereafter	260
	1,680

L. BUSINESS ACQUISITION:

On January 30, 2006, the Company purchased the assets of Amron, LLC, an Antigo, Wisconsin defense manufacturer of cartridge cases used in medium caliber (20-40mm) ammunition. The acquisition enhances the Company's position as a viable competitive force in medium caliber ammunition programs of the U.S. Department of Army. The original purchase price was $24,000,000, consisting of a $16,000,000 payment at closing and an $8,000,000 earn-out amount, which was to be paid based upon certain earnings targets through December 31, 2010. Based on 2006 earnings, a $4,000,000 earn-out was accrued at December 31, 2006 and paid during the 1st quarter of 2007. On April 13, 2007, the Company reached an agreement with the seller, whereby the remaining $4,000,000 earnout obligation was settled by a payment of $2,400,000. Accordingly, the adjusted purchase price is $22,400,000. The accrued earn-out at December 31, 2006 was added to goodwill. Likewise, the earn-out settlement payment made during the second quarter of 2007 will also be added to goodwill.

The acquisition was accounted for as a purchase with all assets recorded at fair market value. The excess of the purchase price over the net tangible assets has been recorded as goodwill and is included as part of the Company's defense products segment. The amounts allocated to goodwill are deductible for income tax purposes. Based upon the purchase price and fair value of the assets acquired, the following represents the allocation of the aggregate purchase price to the acquired net assets of Amron, LLC. This allocation differs from what was previously reported primarily because of appraisals of property plant and equipment that were finalized during the 4th quarter and adjustments to the purchase price.

	(In thousands)
Receivables	$ 224
Inventory	1,909
Prepaids	68
Fixed assets	13,748
Goodwill	1,529
Total assets acquired	$17,478
Less: Current liabilities assumed	(1,478)
Net assets acquired	$16,000

The results of operations for the Company include those of Amron, LLC as of the date of closing. The following pro forma condensed consolidated results of operations have been prepared as if the acquisition of Amron had occurred as of January 1, 2005.

	(unaudited) *(In thousands except per share data)*	
	2006	2005
Net revenues	$307,452	$209,786
Net income	28,022	17,353
Net income per share:		
Basic	$4.10	$2.54
Diluted	4.10	2.54
Weighted average shares outstanding:		
Basic	6,831	6,826
Diluted	6,831	6,827

The unaudited pro forma condensed consolidated results of operations are not necessarily indicative of results that would have occurred had the acquisition occurred as of January 1, 2005, nor are they necessarily indicative of the results that may occur in the future.

M. DISPOSAL ACTIVITIES:

On October 9, 2006, the Company decided to consolidate its adult incontinence production capabilities and, as a result, began the process of relocating its adult incontinence manufacturing equipment from its Marietta, Georgia facility to its Eau Claire, Wisconsin facility. This consolidation, which began during the 4th quarter of 2006 was completed during the 1st quarter of 2007, should ultimately improve the absorbent products segment's long-term manufacturing efficiencies. As a result of the consolidation, the Georgia facility has been closed. The Company issued a W.A.R.N. (Worker Adjustment and Retraining Notification) notice on October 9, 2006. The Company estimates the total cost of the relocation activities to be $1,019,000, including $829,000 for the disassembly, transportation, installation of machinery and equipment and other related costs and $190,000 for one-time termination benefits to affected employees. The Company's estimates are subject to refinement. Expenses related to the above disposal activities are included in Cost of Sales. Losses on the disposition of the facility's fixed assets are included in Other Income. With the exception of one time termination benefits and capital expenditures related to the shut-down of the Georgia facility, costs will be expensed as incurred, consistent with the requirements of FAS 146 as employee services are performed and other associated costs are incurrred.

(In thousands)	ONE-TIME TERMINATION BENEFITS	CONTRACT TERMINATION COSTS	OTHER ASSOCIATED COSTS	TOTAL
Expected disposal costs	$190	$ –	$829	$1,019
Disposal costs incurred to date (2006)	(63)	–	(436)	(499)
Remaining disposal costs at 12/31/06	$127	$ –	$393	$520

Of the remaining disposal costs at December 31, 2006, the Company has accrued $79,000 related to the one-time termination benefit.

N. BUSINESS SEGMENTS:

The Company operates in three business segments. The Company identifies its segments based on the Company's organization structure, which is primarily by principal products. The principal product groups are Housewares/Small Appliances, Defense Products, and Absorbent Products.

The Housewares/Small Appliances Segment designs, markets, and distributes housewares and small appliances. These products are sold directly to retail outlets throughout the United States and also through independent distributors. As more fully described in Note J, the Company primarily sources its Housewares/Small Appliance products from nonaffiliated suppliers located in the Orient. Sales are seasonal, with the normal peak sales period occurring in the fourth quarter of the year prior to the holiday season.

The Defense Segment was started in February 2001 with the acquisition of AMTEC Corporation which manufactures precision mechanical and electromechanical assemblies for the U.S. government and prime contractors. During 2005, AMTEC Corporation was one of two prime contractors selected by the Army to supply all requirements for the 40mm family of practice and tactical ammunition rounds for a period of five years. AMTEC's manufacturing plant is located in Janesville, Wisconsin. During 2003, this segment was expanded with the acquisition of Spectra Technologies LLC of East Camden, Arkansas. This facility performs Load, Assemble, and Pack (LAP) operations on ordnance-related products for the U.S. government and prime contractors. The segment was further augmented with the acquisition of Amron, LLC of Antigo, Wisconsin during 2006. This facility primarily manufactures cartridge cases used in medium caliber (20-40mm) ammunition. See Note L.

The Absorbent Product Segment was started on November 19, 2001 with the acquisition of certain assets from RMED International, Inc, forming Presto Absorbent Products, Inc. This company manufactures diapers and, starting in 2004, adult incontinence products at the Company's facilities in Eau Claire, Wisconsin. The products are sold to retail outlets, distributors, and other absorbent product manufacturers. During 2003, this segment was expanded with the purchase of the assets of NCN Hygienic Products, Inc., a Marietta, Georgia, manufacturer of adult incontinence products and training pads for dogs. The Company has since decided to close the Georgia facility and consolidate the absorbent products manufacturing in the Eau Claire, Wisconsin facility. See Note M.

In the following summary, operating profit represents earnings before other income, principally interest income and income taxes. The Company's segments operate discretely from each other with no shared manufacturing facilities. Costs associated with corporate activities (such as cash and marketable securities management) are included within the Housewares/Small Appliances segment for all periods presented.

(In thousands)	HOUSEWARES/ SMALL APPLIANCES	DEFENSE PRODUCTS[4]	ABSORBENT PRODUCTS	TOTAL
Year ended December 31, 2006				
External net sales	$124,455	$126,849	$53,377	$304,681
Gross profit (loss)	32,809	28,762	(5,228)	56,343
Operating profit (loss)	22,441	20,262	(6,673)[2]	36,030
Total assets	213,032	80,043	51,901	344,976
Depreciation and amortization	812	2,007	5,072	7,891
Capital expenditures	1,314	18,627	1,078	21,019
Year ended December 31, 2005				
External net sales	$111,987	$36,954	$35,624	$184,565
Gross profit	30,975	9,564	(2,258)	38,281
Operating profit	21,139	5,797	(7,255)[2]	19,681
Total assets	232,458	28,471	46,486	307,415
Depreciation and amortization	927	305	3,013	4,245
Capital expenditures	802	2,137	10,893	13,832
Year ended December 31, 2004				
External net sales	$106,160	$24,535	$28,261	$158,956
Gross profit	30,649[3]	7,867	1,550	40,066
Operating profit	13,181[1][3]	4,710	1,230	19,121
Total assets	232,999	24,972	44,035	302,006
Depreciation and amortization	1,233	216	1,861	3,310
Capital expenditures	4,067	1,756	22,365	28,188

[1] *The operating profit is after recording pension charges of $3,528,000, which is more fully described in Note G.*

[2] *The operating profit is after recording goodwill impairment of $500,000 and $4,148,000 in 2006 and 2005, respectively, which is more fully described in Note A(8).*

[3] *The Company recognized reductions of cost of goods sold of $700,000 in 2004 resulting from liquidation of its manufacturing LIFO reserve.*

[4] *The Defense segment for 2006 includes revenue and earnings related to the acquisition of Amron, LLC. See Footnote L.*

O. OPERATING LEASES:

The Company leases office, manufacturing, and warehouse facilities and equipment under noncancelable operating leases. Rent expense was approximately $1,042,000, $773,000, and $854,000 for the years ended December 31, 2006, 2005, and 2004, respectively. Future minimum annual rental commitments are as follows:

YEARS ENDING DECEMBER 31	*(In thousands)*
2007	$ 446
2008	320
2009	209
2010	189
2011	189
Thereafter	1,901
	$3,254

P. INTERIM FINANCIAL INFORMATION (UNAUDITED):

The following represents unaudited financial information for 2005 and 2004:

(In thousands)

QUARTER	NET SALES	GROSS PROFIT	EARNINGS PER SHARE	EARNINGS PER SHARE (BASIC)	EARNINGS PER SHARE (DILUTED)
2006					
First	$ 45,053	$ 5,284	$ 1,918	$ .28	$ .28
Second	58,014	8,911	3,614	.53	.53
Third	81,531	15,825	7,180	1.05	1.05
Fourth	120,083	26,323	15,248	2.23	2.23
Total	$304,681	$56,343	$27,960	$4.09	$4.09
2005					
First	$ 35,359	$ 5,140	$ 1,276	$ .19	.19
Second	34,669	4,931	1,574	.23	.23
Third	39,545	7,061	2,657	.39	.39
Fourth	74,992	21,149	10,910	1.60	1.59
Total	$184,565	$38,281	$16,417	$2.41	$2.40

As shown above, fourth quarter sales are significantly impacted by the holiday driven seasonality of the Housewares/Small Appliance segment. This segment builds inventory during the first three quarters to meet the sales demand of the fourth quarter. Although the other segments are typically non-seasonal, the increase in sales and profits in the third and fourth quarters of 2006 also reflect the defense segment's initial shipments under the 40mm systems contract.

Q. LINE OF CREDIT:

The Company maintains an unsecured line of credit for short term operating cash needs. The line of credit is renewed each year at the end of the second quarter. As of both December 31, 2006 and 2005, the line of credit limit was set at $10,000,000 and $5,000,000, respectively, with $0 outstanding on both dates. The interest rate on the line of credit is reset monthly to the London Inter-Bank Offered Rate (LIBOR) plus one half of one percent.

PERFORMANCE GRAPH

National Presto Industries, Inc.

The performance graph compares cumulative five-year shareholder returns on an indexed basis with the Standard and Poor's 500 Composite Index (the "S&P 500 Index"), the Former Peer Group comprised of small appliance industry competitors, and a New Peer Group comprised of companies with a December 31, 2006, market capitalization similar to the Company. The Company adopted the New Peer Group because it is unable to reasonably identify a peer group based on its industries or lines of business. The companies comprising the Peer Groups are set forth at the bottom of this page. The performance graph is not necessarily indicative of future performance.

COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN



National Presto Industries, Inc.
S&P 500 Index
New Peer Group
Former Peer Group
DOLLARS
350
300
250
200
150
100
50
0
2001
2002
2003
2004
2005
2006

Assumes $100 invested on December 31, 2001, in National Presto Industries, Inc. common stock, the S&P 500 Index, and the Peer Groups. Total return assumes reinvestment of dividends.

Former Peer Group Companies: Salton, Inc., and Applica, Inc.

New Peer Group Companies: Alvarion Ltd, Cache, Inc., Covad Communications Group, Flow International Corp., GSI Group, Inc., Harvest Natural Resources, Inphonic, Inc., Marchex, Inc., Marten Transport, Ltd., Methode Electronics, Inc.-Class A, Nabi Biopharmaceuticals, Peru Copper, Inc., Pharmanet Development Group, Inc., Sify Limited-ADRs, Smith & Wesson Holding Corp., Symmetricom, Inc., Toreador Resources Corp., and Webmethods, Inc.

Reports of Independent Registered Certified Public Accounting Firm


VirchowKrause
&company

To the Stockholders, Audit Committee and Board of Directors
National Presto Industries, Inc.
Eau Claire, Wisconsin

We have audited the accompanying consolidated balance sheets of National Presto Industries, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Presto Industries, Inc. as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information, Schedule II - Valuation and Qualifying Accounts, is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Virchow, Krause & Company, LLP

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
August 23, 2007



Stockholders and Board of Directors
National Presto Industries, Inc.

We have audited management's assessment included in the accompanying Management's Assessment of Internal Control over Financial Reporting that National Presto Industries, Inc. and subsidiaries (the "Company") did not maintain effective internal control over financial reporting as of December 31, 2006 because of the effect of a material weakness in the Company's controls over the application of generally accepted accounting principles to material account balances and transactions, based on control criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness was identified in management's assessment. Management's disclosure of the material weakness is not fairly presented in all material respects. Information necessary to fairly describe the material weakness is as follows:

Controls over the application of generally accepted accounting principles to material account balances and transactions and controls over adequacy of analysis and documentation supporting key accounting judgments and estimates – The Company did not maintain effective internal controls relating to its processes for determining, monitoring, disseminating, implementing and updating accounting policies that complied with accounting principles generally accepted in the United States of America. The Company did not provide for adequate analysis supporting the development or evaluation of certain key estimates embodied in its financial statements using information available at the time the estimates were formed or subsequently evaluated, nor did it have effective internal controls to ensure that the estimates were properly recorded on its financial statements. Because of this weakness, the preliminary 2006 annual and quarterly financial statements of the Company required adjustments to correct for overstatements of the products liability reserve and an unrecorded impairment of goodwill. These errors also resulted in restatements of prior periods as described in the Company's 2005 filing on Form 10-K/A.

Therefore, a reasonable possibility existed that a material misstatement of the Company's annual or interim financial statements would not be prevented or detected on a timely basis by the Company's internal controls over financial reporting and that the Company had not maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2006, of the Company and this report does not affect our report on such consolidated financial statements.

In our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on control criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of National Presto Industries, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006, and our report dated August 23, 2007 expressed an unqualified opinion on those financial statements.

Virchow, Krause & Company, LLP

Virchow Krause & Company, LLP
Minneapolis, Minnesota
August 23, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations, elsewhere in the Company's 2006 Annual Report to Shareholders, in the Company's Form 10-K, in the Proxy Statement for the annual meeting held May 16, 2006, and in the Company's press releases and oral statements made with the approval of an authorized executive officer are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made herein. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed herein and in the notes to consolidated financial statements, among the other factors that could cause actual results to differ materially are the following: consumer spending and debt levels; interest rates; continuity of relationships with and purchases by major customers; product mix; the benefit and risk of business acquisitions; competitive pressure on sales and pricing; increases in material, freight/shipping, or production cost which cannot be recouped in product pricing; delays or interruptions in shipping or production from machine issues work or labor disruptions stemming from a unionized work force; changes in government requirements and funding of government contracts, failure of subcontractors or vendors to perform as required by contract; and the efficient start-up and utilization of capital equipment investments. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings, copies of which are available from the Company without charge.

2006 COMPARED TO 2005

Readers are directed to Note N, "Business Segments" for data on the financial results of the Company's three business segments for the years ended December 31, 2006 and 2005.

On a consolidated basis, sales were up by $120,116,000 (65%), gross margins up by $18,062,000 (47%), and selling and general expense up by $5,361,000 (37%). Other income, principally interest, increased slightly by $4,000, earnings before provision for income taxes increased by $16,353,000 (68%), and net earnings by $11,543,000 (70%). Details concerning these changes can be found in the comments by segment found below.

Housewares/Small Appliances net sales increased $12,468,000 from $111,987,000 to $124,455,000, or 11%, primarily resulting from an increase in units shipped, offset in part by price decreases in the form of additional promotional support. Defense net sales increased by $89,895,000 from $36,954,000 to $126,849,000, or 243%, with approximately 65% of the increase attributable to sales related to the US Department of the Army 40mm systems program and the remaining increase largely stemming from the expansion of the defense segment with the acquisition of Amron, LLC (see Note L). Absorbent Products net sales increased by $17,753,000 from $35,624,000 to $53,377,000, or 50%, reflecting increased volume from the adult incontinence line of products.

Housewares/Small Appliance gross profit for 2006 increased $1,834,000 from $30,975,000 to $32,809,000, while gross profit as a percentage of sales decreased from 28% in 2005 to 26% in 2006. Defense gross profit dollars increased $19,198,000 from $9,564,000 to $28,762,000, while the gross profit percentage decreased from 26% to 23%. The increase in gross profit dollars for both segments is primarily attributable to the increased volume referenced above, while the decrease in percentage relates to increased product costs, partially offset by a more favorable product sales mix. Changes in the value of the Chinese currency (Yuan), as more fully explained below, has resulted in an increase in Housewares/Small Appliance product costs. Defense margins were also impacted by an incentive program offered to key executives as an incentive to increase the size of the business. Absorbent products gross profit dropped to a loss of $5,228,000 in 2005. The decline stemmed primarily from increased material costs, increased depreciation costs, and cost inefficiencies of a startup/learning curve nature related to the ramp-up of new state-of-the-art machinery.

Until mid-2005 the Yuan had been tied to the U.S. Dollar, but has since been allowed to float and has appreciated in value. With the continued pressure from the United States Congress on the Chinese government to allow the Yuan to appreciate further, coupled with increases in the cost of commodities like aluminum and copper, the Housewares/Small Appliance segment's product costs in 2006 increased over 2005 levels and has and is expected to continue to increase through 2007. Component and commodity costs for the other segments of the business are not affected to any material degree by changes in exchange rates, however, they too have been impacted by the effect of increased commodity costs stemming from higher petroleum prices and increases in metals like zinc.

Selling and general expenses for the Housewares/Small Appliance and Absorbent Products segments had nominal increases. Defense selling and general expenses increased $4,733,000 reflecting increased compensation and staffing commensurate with the Defense segment's increased sales and earnings levels, as well as an incentive to key executives to promote rapid growth of the business.

The Company tests for goodwill impairment on an annual basis or more frequently, as required. During the 2006 annual goodwill impairment test, goodwill associated with absorbent products segment was deemed to be fully impaired. An additional earn-out amount of $500,000 was accrued based upon certain performance targets met through December 31, 2006. That amount was also written off as impaired goodwill during fourth quarter 2006. A charge to income of $4,148,000 was made for the absorbent segment goodwill impairment during the fourth quarter of 2005. See Note A(8).

The above items were responsible for the change in operating profit.

Earnings before provision for income taxes increased $16,353,000 from $24,026,000 to $40,379,000. The provision for income taxes increased from $7,609,000 to $12,419,000, which resulted in an effective income tax rate decrease from 32% to 31% largely due to the impact of a research and development credit covering the period 2002 through 2006. Net earnings increased $11,543,000 from $16,417,000 to $27,960,000.

2005 COMPARED TO 2004

Readers are directed to Note N, "Business Segments" for data on the financial results of the Company's three business segments for the years ended December 31, 2005 and 2004.

On a consolidated basis, sales were up by $25,609,000 (16%), gross profit margins down by $1,785,000 (5%), and selling and general expense down by $2,965,000 (17%). Other income, principally interest, increased by $760,000 (21%), as did earnings before provision for income taxes by $1,320,000 (6%), and net earnings by $976,000. Details concerning these changes can be found in the comments by segment found below.

Housewares/Small Appliances net sales increased $5,827,000 from $106,160,000 to $111,987,000, or 6%, primarily resulting from an increase in units shipped. Approximately 75% of the actual volume increase was attributable to new product introductions. Defense net sales increased by $12,419,000 from $24,535,000 to $36,954,000, or 51%, primarily reflecting a unit volume increase resulting from partial fulfillment of an augmented backlog. Absorbent Products net sales increased by $7,363,000 from $28,261,000 to $35,624,000, or 26%, primarily reflecting increased volume from the adult incontinence line of products.

Housewares/Small Appliance gross profit for 2005 increased $326,000 from $30,649,000 to $30,975,000, while gross profit as a percentage of sales decreased from 29% in 2004 to 28% in 2005. Defense gross profit dollars increased $1,697,000 from $7,867,000 to $9,564,000, while the gross profit percentage decreased from 32% to 26%. The increase in gross profit dollars for both segments is primarily attributable to the increased volume referenced above, while the decrease in percentage relates to a less favorable product sales mix. Absorbent products gross profit dropped from $1,550,000 in 2004 to a loss of $2,258,000 in 2005. The decline stemmed primarily from cost inefficiencies of a startup/learning curve nature related to the installation of new state-of-the-art machinery, and increased material costs.

Housewares/Small Appliance selling and general expenses decreased $4,104,000, with approximately 75% attributable to a decrease in television advertising during 2005. Defense selling and general expenses increased $610,000, reflecting increased compensation and staffing commensurate with the Defense segment's increased sales and earnings levels. Absorbent Product selling and general expense increased $529,000 stemming mainly from increased administrative costs associated with the expansion of the segment.

In the third quarter of 2003, the Company announced its decision to terminate its defined benefit pension plan (see Note G). As a result, the Company recorded a pre-tax charge of $3,528,000 for 2004 upon settlement of the pension obligation. Note G also includes information regarding assumptions used to value the pension plan.

During the fourth quarter of 2005, goodwill for the Absorbent Products segment was deemed impaired because of the declining profitability experienced by one of the reporting units in the segment. Using a multiple of earnings to estimate fair value, it was determined that goodwill was fully impaired. This resulted in a charge to the current year's earnings of $2,550,000, net of tax.

The above items were responsible for the change in operating profit.

Other income, principally interest, increased $760,000 reflecting the interest rate increases implemented by the Federal Reserve over the past several quarters, only partially offset by a decrease in average daily investment balance, stemming primarily from the use of funds for the expansion of the Absorbent Products and Defense segments.

Earnings before provision for income taxes increased $1,320,000 from $22,706,000 to $24,026,000. The provision for income taxes increased from $7,265,000 to $7,609,000, which resulted in an effective income tax rate of 32% for both years. Net earnings increased $976,000 from $15,441,000 to $16,417,000.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $5,506,000 during 2006 compared to $22,337,000 during the comparable period in the prior year. The principal factors behind the increase can be found in the changes in the components of working capital within the statement of cash flows.

Cash used in investing activities was $6,281,000 during 2006 compared to $33,574,000 cash provided during 2005. The change in cash flow is primarily attributable to two factors. First, fewer marketable securities were converted into cash and cash equivalents during 2006 than in 2005, either as a result of tendering of demand instruments with put options or through the maturity of securities. The second contributing factor was the larger cash outlay experienced in 2006 stemming from the acquisition of Amron, LLC (see Note L) compared to the cash outlays in 2005 for equipment used in the expansion of the absorbent products segment and modification of the Jackson, Mississippi plant to a warehousing and shipping facility.

Based on the accounting profession's 2005 interpretation of cash equivalents under FASB Statement No. 95, the company's variable rate demand notes have been classified as marketable securities. This interpretation, which is contrary to the interpretation that the Company's representative received directly from the FASB (which indicated it would not object to the Company's classification of variable rate demand notes as cash equivalents), and subsequent reclassification has resulted in a presentation of the Company's consolidated balance sheet that the Company believes understates the true liquidity of the Company's income portfolio. As of December, 31, 2006 and 2005, $70,778,000 and $39,444,000, respectively, of variable rate demand notes are classified as marketable securities. These notes have structural features that allow the Company to tender them at par plus interest within any 7 day period for cash to the notes' trustees or remarketers, and thus provide the liquidity of cash equivalents.

Cash used in financing activities for 2006 and 2005 differed primarily as a result of the $.45 per share increase in the extra dividend paid during those years.

As a result of the foregoing factors, cash and cash equivalents decreased in 2006 by $15,327,000 to $46,696,000.

Working capital decreased by $2,567,000 to $210,154,000 at December 31, 2006, reflecting an increase in payroll and advertising liabilities stemming from the acquisition of Amron, the increased production activities in the defense and absorbent segments and sales in the housewares/small appliances segment. The Company's current ratio was 4.3 to 1.0 at fiscal 2006 year-end, compared to 6.3 to 1.0 at the end of fiscal 2005.

The Company expects to continue to evaluate acquisition opportunities that align with its business segments and will make further acquisitions, as well as continue to make capital investments in these segments if the appropriate return on investment is projected.

The Company has substantial liquidity in the form of cash and cash equivalents and marketable securities to meet all of its anticipated capital requirements, to make dividend payments, and to fund future growth through acquisitions and other means. The Company intends to continue its investment strategy of safety and short-term liquidity throughout its investment holdings. The interest rate increases over the past several quarters, partially offset by the reduction in the Company's investment holdings, currently has resulted in increased levels of interest income for the Company. There can be no assurance that interest rates will not decline. The interest rate environment is a function of national and international monetary policies as well as the growth and inflation rates of the U.S. and foreign economies, and is not controllable by the Company.

DEFENSE SEGMENT BACKLOG

The Company's Defense segment contract backlog was approximately $260,000,000 at December 31, 2006, and $150,000,000 at December 31, 2005. Backlog is defined as the value of funded orders from the customer less the amount of sales recognized against the funded order. It is anticipated that the backlog will be performed during a 14 to 18-month period.

CONTRACTUAL OBLIGATIONS

The below table discloses a summary of the Company's specified contractual obligations at December 31, 2006:

Self Insured Product Liability & Health Insurance: The Company is subject to product liability claims in the normal course of business and is self-insured for health care costs. The Company is partly insured for product liability claims, and therefore records an accrual for known claims and incurred but not reported claims, including an estimate for related legal fees in the Company's consolidated financial statements. The Company utilizes historical trends and other analysis to assist in determining the appropriate accrual. An increase in the number or magnitude of claims could have a material impact on the Company's financial condition and results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

Please refer to Note A(16) for information related to the future effect of adopting new accounting pronouncements on the Company's consolidated financial statements.

CONTRACTUAL OBLIGATIONS	PAYMENTS DUE BY PERIOD *(In thousands)*				
	TOTAL	UNDER 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS
Operating lease obligations	$ 3,254	$ 446	$ 529	$378	$1,901
Purchase obligations[1]	163,104	163,104	–	–	–
Earn-out and incentive payments[2]	22,617	7,275	15,342	–	–
Total	$188,975	$170,825	$15,871	$378	$1,901

[1] *Purchase obligations includes outstanding purchase orders at December 31, 2006. Included are purchase orders issued to the Company's housewares manufacturers in the Orient, and to material suppliers in the Defense and Absorbent Products segment. The Company can cancel or change many of these purchase orders, but may incur costs if its supplier cannot use the material to manufacture the Company's products in other applications or return the material to their supplier. As a result, the actual amount the Company is obligated to pay cannot be estimated.*

[2] *The Company has agreed to make certain payments dependent upon the future performance of companies in the defense and absorbent products segments. The expected payments noted above were based upon the anticipated future levels of earnings of these companies.*

CRITICAL ACCOUNTING POLICIES

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amount of reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results may differ from those estimates. The Company reviewed the development and selection of the critical accounting policies and believes the following are the most critical accounting policies that could have an effect on the Company's reported results. These critical accounting policies and estimates have been reviewed with the Audit Committee of the Board of Directors.

Inventories: New Housewares/Small Appliance product introductions are an important part of the Company's sales to offset the morbidity rate of other Housewares/Small Appliance products and/or the effect of lowered acceptance of seasonal products due to weather conditions. New products entail unusual risks and have occasionally in the past resulted in losses related to obsolete or excess inventory as a result of low or diminishing demand for a product. There were no such obsolescence issues that had a material effect during the current year and, accordingly, the Company did not record a reserve for obsolete product. In the future should product demand issues arise, the Company may incur losses related to the obsolescence of the related inventory.

SEC LITIGATION

Please refer to Footnote I in the Notes to the Consolidated Financial Statements for discussion on this item.

Quantitative and Qualitative Disclosures about Market Risk

The Company's interest income on cash equivalents and marketable securities is affected by changes in interest rates in the United States. Cash equivalents include money market funds. Based on the accounting profession's 2005 interpretation of cash equivalents under FASB Statement No. 95, the company's seven-day variable rate demand notes now are classified as marketable securities rather than as cash equivalents. The demand notes are highly liquid instruments with interest rates set every 7 days that can be tendered to the trustee or remarketer upon 7 days notice for payment of principal and accrued interest amounts. The 7-day tender feature of these variable rate demand notes is further supported by an irrevocable letter of credit from highly rated U.S. banks. To the extent a bond is not remarketed at par plus accrued interest, the difference is drawn from the bank's letter of credit. The balance of the Company's investments are held primarily in fixed and variable rate municipal bonds with an average life of less than one year. Accordingly, changes in interest rates have not had a material effect on the Company, and the Company does not anticipate that future exposure to interest rate market risk will be material. The Company uses sensitivity analysis to determine its exposure to changes in interest rates.

The Company has no history of, and does not anticipate in the future, investing in derivative financial instruments. Most transactions with international customers are entered into in U.S. dollars, precluding the need for foreign currency cash flow hedges. The Company's manufacturing contracts with its foreign suppliers contain provisions to share the impact of fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar above and below a fixed range contained in the contracts. All transactions with the foreign suppliers were within the exchange rate range specified in the contracts during 2006, 2005 and 2004. There is no similar provision applicable to the Chinese Yuan, which until 2005 had been tied to the U.S. Dollar. To the extent there are further revaluations of the Yuan vis-à-vis the U.S. Dollar, it is anticipated that any potential material impact from such revaluations will be to the cost of products secured via purchase orders issued subsequent to the revaluation.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no disagreements with accountants on accounting and financial disclosure, but there has been a change in accountants. The change stemmed from the lawsuit that the Securities and Exchange Commission (SEC) filed in July 2002 in the federal district court in Chicago, Illinois, against National Presto Industries, Inc. alleging the Company operated as an unregistered investment company from 1992 through 2002. The case did not involve fraud, deceptive practices, or questionable accounting methods. The federal district judge granted the SEC's motion for summary judgment on October 31, 2005. On December 23, 2005, the judge ordered the Company to register under the Investment Company Act. As he barred the Company from operating in interstate commerce until the filing was completed, the Company immediately filed the requisite application, albeit under protest, indicating that it did not meet the filing criteria. The Company filed a notice of appeal from the decision to the Federal Circuit Court of Appeals in the 7th Circuit. On May 15, 2007, the appellate court reversed the lower court, ruling that the Company is not and has never been an investment company and that the Company was free to drop its registration under the Investment Company Act and operate under the Securities Exchange Act of 1934 whether or not the SEC gave its formal approval to that step.

Prior to the appellate court's decision, there was considerable discussion between the Company's outside counsel and the SEC staff on the manner in which financial information was to be presented during the period in which the appeal was pending. As a result of the controversy surrounding the SEC's staff's ultimate mandate that an investment company footnote be inserted into the Company's financial statements for the year ended December 31, 2005, the Company's predecessor independent registered accounting firm, Grant Thornton, LLP, withdrew its opinion for the years ending December 31, 2005, 2004, and 2003. Subsequently, the firm withdrew from the audit engagement as well. Despite the 7th Circuit Court of Appeals' decision, Grant Thornton would not reinstate its opinions, necessitating the reaudit of all three years by the successor auditor, Virchow Krause & Co. LLP.

Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 (the "1934 Act") as of December 31, 2006.

Management has reviewed the restatements made in the years 2003 though 2005 of the insurance reserve and goodwill impairment and noted that they were part of a reaudit in which the parties had the luxury of hindsight. The actual verdict or settlement value of many of the product liability claims that were open at the time of the earlier audits were known by the time the reaudits occurred, as was the future year's performance of the absorbent product business and the decision to close the Atlanta facility. The line between change in audit estimate or a misapplication of Generally Accepted Accounting Principles (GAAP) is a fine one. For purposes of this control review, Management has elected to deem the level of the product liability reserve and the failure to recognize the impairment of goodwill as a misapplication of GAAP and hence an error and a material weakness under Paragraph Number 140 of the Public Company Accounting Oversight Board Auditing Standard No. 2. In the future, management will correct these weaknesses by a) Using either the apparent best point or low point rather than a judgmental mid-point in determining the portion of the insurance reserve applicable to product liability and b) Performing a more robust review as of the beginning of the fourth quarter to determine whether any goodwill impairment has occurred.

Accordingly, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company had a material weakness in internal control over financial reporting solely relating its use of a judgmental mid-point in determining its reserve for insurance and its failure to perform a robust review of goodwill and that, solely for this reason, its internal control over financial reporting and its disclosure controls and procedures were not effective as of that date.

There were no significant changes in internal controls over financial reporting during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Assessment of Internal Control over Financial Reporting

The management of National Presto Industries, Inc. (NPI) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. NPI's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

NPI management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on our assessment and those criteria, we believe that, as of December 31, 2006, the Company had a material weakness in internal control over financial reporting solely relating its use of a judgmental mid-point in determining its reserve for insurance and its failure to perform a robust review of goodwill and that, solely for this reason, its internal control over financial reporting and its disclosure controls and procedures were not effective as of that date.

NPI's independent auditors have issued an attestation report on our assessment of the Company's internal control over financial reporting. This report appears at page 29.

SELECTED FINANCIAL DATA

National Presto Industries, Inc.

(In thousands except per share data)

YEARS ENDED DECEMBER 31,	2006	2005	2004	2003	2002
Net sales	$304,681	$184,565	$158,956	$125,744	$124,784
Net earnings	27,960*	16,417*	15,441*	15,477*	8,690*
Net earnings per common and common equivalent share	4.09*	2.40*	2.26*	2.27*	1.27*
Total assets	344,976	307,415	302,006	298,565	289,994
Dividends paid per common share applicable to current year	2.12	1.67	1.17	.92	.92

** 2006 net earnings reflect a research and development tax credit which served to increase earnings by $1,201,000 ($0.18 per share) covering the period 2002 through 2006. It was offset in part by a goodwill write off stemming from its Absorbent Products segment of $309,000 ($0.05 per share), net of tax.*

For 2005, goodwill for the Absorbent Products segment was deemed impaired because of the declining profitability experienced by one of the reporting units in the segment. This resulted in a reduction of earnings of $2,550,000 ($0.37 per share), net of tax.

For 2004 the net effect of the reversal of the LIFO reserve resulted in a net comparative earnings decline of $2,695,000 or $0.40 per share which was in part offset by the absence of the $1,137,000 ($0.17 per share) plant closing charge taken in 2003. The impact of the pension termination resulted in a net comparative earnings decline of $1,371,000 or $0.20 per share.

2003 net earnings reflect after-tax charges of $1,137,000 ($0.17 per share) related to plant closing expenses and $817,000 ($0.12 per share) related to converting a defined benefit pension plan into a defined contribution plan, which were more than offset by the partial reversal of the LIFO reserve stemming from the shutdown of domestic plants, net of tax, $3,122,000 ($0.46 per share).

2002 includes $2,843,000—$0.42 per share versus 2001's $4,771,000—$0.70 per share for after-tax expenses relating to plant closings. 2002 earnings also reflect $1,040,000 or $0.15 per share after-tax charge primarily related to the early retirement of long-term employees. The 2002 expenses were largely offset ($3,259,000 or $0.48 per share after-tax) by the partial reversal of the LIFO reserve stemming from the shutdown of the domestic manufacturing plants.

SUMMARY OF STATISTICS

62nd Consecutive Dividend Year

(In thousands except per share data)

YEAR ENDED DEC. 31	NET SALES	NET EARNINGS	WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING	PER SHARE NET EARNINGS	PER SHARE CASH DIVIDENDS PAID REGULAR	PER SHARE CASH DIVIDENDS PAID EXTRA	PER SHARE STOCKHOLDERS' EQUITY
2006	$304,681	$27,960*	6,831	$4.09*	$ .92	$ 1.20	$41.04
2005	184,565	16,417*	6,827	2.40*	.92	.75	39.04
2004	158,956	15,441*	6,823	2.26*	.92	.25	38.33
2003	125,744	15,477*	6,821	2.27*	.92	–	36.99
2002	124,784	8,690*	6,840	1.27*	.92	–	34.83

** 2006 net earnings reflect a research and development tax credit which served to increase earnings by $1,201,000 ($0.18 per share) covering the period 2002 through 2006. It was offset in part by a goodwill write off stemming from its Absorbent Products segment of $309,000 ($0.05 per share), net of tax.*

For 2005, goodwill for the Absorbent Products segment was deemed impaired because of the declining profitability experienced by one of the reporting units in the segment. This resulted in a reduction of earnings of $2,550,000 ($0.37 per share), net of tax.

For 2004 the net effect of the reversal of the LIFO reserve resulted in a net comparative earnings decline of $2,695,000 or $0.40 per share which was in part offset by the absence of the $1,137,000 ($0.17 per share) plant closing charge taken in 2003. The impact of the pension termination resulted in a net comparative earnings decline of $1,371,000 or $0.20 per share.

2003 net earnings reflect after-tax charges of $1,137,000 ($0.17 per share) related to plant closing expenses and $817,000 ($0.12 per share) related to converting a defined benefit pension plan into a defined contribution plan, which were more than offset by the partial reversal of the LIFO reserve stemming from the shutdown of domestic plants, net of tax, $3,122,000 ($0.46 per share).

2002 includes $2,843,000—$0.42 per share versus 2001's $4,771,000—$0.70 per share for after-tax expenses relating to plant closings. 2002 earnings also reflect $1,040,000 or $0.15 per share after-tax charge primarily related to the early retirement of long-term employees. The 2002 expenses were largely offset ($3,259,000 or $0.48 per share after-tax) by the partial reversal of the LIFO reserve stemming from the shutdown of the domestic manufacturing plants.

RECORD OF DIVIDENDS PAID AND MARKET PRICE OF COMMON STOCK

	2006 FISCAL YEAR			2005 FISCAL YEAR		
	DIVIDENDS PAID PER SHARE	MARKET PRICE HIGH	MARKET PRICE LOW	DIVIDENDS PAID PER SHARE	MARKET PRICE HIGH	MARKET PRICE LOW
First Quarter	$2.12	$49.33	$41.28	$1.67	$45.51	$39.59
Second Quarter	–	61.33	48.64	–	45.47	38.85
Third Quarter	–	56.70	49.60	–	48.35	42.60
Fourth Quarter	–	62.65	54.23	–	47.35	42.65
Full Year	$2.12	$62.65	$41.28	$1.67	$48.35	$38.85

SHAREHOLDER INFORMATION

Corporate Headquarters
National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703

Telephone: (715) 839-2121

Website: www.GoPresto.com

Common Stock
Ticker Symbol: NPK
Common stock of National Presto Industries, Inc. is traded on the New York Stock Exchange.

Transfer Agent and Registrar
Computershare Investor Services
Chicago, Illinois
(312) 588-4222

Annual Meeting of Shareholders
November 13, 2007 at 2:00 p.m. (CST)
Corporate Headquarters
3925 North Hastings Way
Eau Claire, Wisconsin 54703

As of August 15, 2007, there were 425 stockholders.

Shareholder Inquiries
For general information about the Company, telephone (715) 839-2119.

Certifications
The annual CEO certification required under NYSE Rule 303A.12(a) was filed in 2006 without qualification. The certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 were included as Exhibits 31.1 and 31.2 to the Company's Form 10-K for the year ended December 31, 2006.

DIRECTORS AND OFFICERS

Board of Directors

Maryjo Cohen
Chair of the Board,
President,
Chief Executive Officer

Melvin S. Cohen
Former CEO of the Company
From 1989 until 1994
Former Director of the Company
From 1953 until 2005
Currently retired

Richard N. Cardozo
Professor Emeritus
Carlson School of Management,
University of Minnesota
Senior Scholar
Florida International University

Patrick J. Quinn
Chairman and President
Ayres Associates
Eau Claire, Wisconsin

Joseph G. Stienessen
Accounting, Financial and Tax Advisor
From November 2003 until retirement
in July 2007, Principal,
Larson, Allen, Weishair and Company, LLP
Altoona, Wisconsin

Officers and Principal Executives

Maryjo Cohen
Chair of the Board,
President,
Chief Executive Officer

Neil L. Brown
Vice President, Purchasing

Donald E. Hoeschen
Vice President, Sales

Larry J. Tienor
Vice President, Engineering

Ian M. Kees
Secretary

National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703
An Equal Opportunity Employer

Address Service Requested

Presorted Standard
U.S. Postage
PAID
Permit No. 27
Eau Claire, Wis.


END